As confidentially submitted to the Securities and Exchange Commission on April 19, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A

(Amendment No. 2)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.:

FORESIGHT AUTONOMOUS HOLDINGS LTD.
(Exact name of registrant as specified in its charter)

Translation of registrant’s name into English: Not applicable

State of Israel	3 Golda Meir Ness Ziona 741001, Israel
(Jurisdiction of incorporation or organization)	(Address of principal executive offices)

Haim Siboni
Chief Executive Officer
Telephone number: +972-077-9709030
Facsimile number: +972-077-9709031
3 Golda Meir
Ness Ziona
7414001 Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered or to be registered:
American Depositary Shares each representing 10 Ordinary Shares, no par value	NASDAQ Capital Market

(1)        Evidenced by American Depositary Receipts.

(2)        Not for trading, but only in connection with the listing of the American Depositary Shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of April 14, 2017: 81,705,799 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐               No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes ☐               No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐               No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☐               No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board ☐

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17             ☐ Item 18 If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐               No ☐

i

ii

INTRODUCTION

We are a development stage technology company engaged in the design, development and commercialization of transportation and safety applications based on our proprietary computer vision, video motion detection and machine learning software. We anticipate that the first key application of our technology will be in Advanced Driver Assistance Systems, or ADAS, in automobiles and trucks. We believe that our sophisticated and robust software has the potential to bridge the gap between the next generation of ADAS and autonomous (self-driving) automobiles. Our technology is based on over a decade’s worth of work by our parent company in conjunction with the Israeli military, and we believe that it has significant advantages over competing solutions. While many currently available ADAS platforms only employ the use of a single camera due to the complexity of stereoscopic imaging, our ADAS software is being built to handle both dual and quadric-camera stereoscopic or stereo assist imaging. Quadric-camera installments will include two dual camera systems – one standard set for daytime imaging and the second camera set based on infrared technology more suitable for limited visibility conditions such as nighttime and adverse weather conditions.

We were incorporated in the State of Israel in September 1977 under the name Golan Melechet Machshevet (1997) Ltd. In April 1987, we became a public company in Israel, and our shares were listed for trade on the Tel Aviv Stock Exchange, or TASE. On May 16, 2010, we changed our name to Asia Development (A.D.B.M.) Ltd., and on January 12, 2016, we changed our name to Foresight Autonomous Holdings Ltd. Our Ordinary Shares are currently traded on the TASE under the symbol “FRST”. We are filing this registration statement on Form 20-F in anticipation of the listing of our American Depositary Shares, or ADSs, on the NASDAQ Capital Market under the symbol “FRSA”. The Bank of New York Mellon, acting as depositary, will register and deliver our ADSs.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this registration statement on Form 20-F may be deemed to be “forward-looking statements”. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this registration statement on Form 20-F generally.

Readers are urged to carefully review and consider the various disclosures made throughout this registration statement on Form 20-F which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

You should not put undue reliance on any forward-looking statements. Any forward-looking statements in this registration statement on Form 20-F are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, the section of this registration statement on Form 20-F entitled “Item 4. Information on the Company” contains information obtained from independent industry sources and other sources that we have not independently verified.

Unless otherwise indicated, all references to the “Company,” “we,” “our” and “Foresight” refer to Foresight Autonomous Holdings Ltd. and its subsidiary, Foresight Automotive Ltd., an Israeli corporation. References to “U.S. dollars” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. References to “Ordinary Shares” are to our Ordinary Shares, no par value. We report our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management.

The following table lists the current members of our board of directors and our executive officers. The address for our directors and officers is c/o Foresight Autonomous Holdings Ltd., 3 Golda Meir, Ness Ziona 7414001, Israel.

Name	Position

Michael Gally	Chairman of the Board of Directors

Haim Siboni	Chief Executive Officer, Director

Eli Yoresh	Chief Financial Officer, Director

Ariel Dor	Chief Operating Officer

Doron Cohadier	Vice President of Business Development

Dror Elbaz	Vice President of Research and Development

Ehud Aharoni	Director

Avishay Cohen	Director

Shaul Gilad	Director

Zeev Levenberg	Director

For further details, see “Item 6. A. Directors and Senior Management.”

B.	Advisers.

Our principal legal advisers are Zysman, Aharoni, Gayer and Sullivan & Worcester LLP, located at 1633 Broadway, 32nd Floor, New York, NY 10019, and Law Offices of Eitan, Mehulal & Sadot, located at 10 Abba Eban Blvd., Herzlia 4612002, Israel.

C.	Auditors.

The financial statements included in this registration statement on Form 20-F have been audited by Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The address of Brightman Almagor Zohar & Co. is 1 Azrieli Center, Tel Aviv 6116402, Israel.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data.

The selected consolidated financial data for the fiscal years set forth in the table below have been derived from our consolidated financial statements and notes thereto. The selected consolidated statement of operations and other comprehensive income data for fiscal years 2016, 2015 and 2014, and the selected consolidated financial position data at December 31, 2016, 2015 and 2014, have been derived from our audited consolidated financial statements and notes thereto set forth elsewhere in this registration statement on Form 20-F. The selected financial data should be read in conjunction with our consolidated financial statements, and are qualified entirely by reference to such consolidated financial statements.

U.S. dollars in thousands, except per share data	Year Ended December 31,
	2016	2015	2014
Consolidated Statements of Operations Data
Research and development expenses	904	131	233
Marketing and sales	224	--	--
General and administrative	2,627	26	35
Equity in net loss of affiliated companies	108	--	--
Operating loss	3,863	157	269
Finance income, net	1,950	--	--
Net Loss	1,913	157	268
Basic and diluted loss per share	(0.03)	(0.00)	(0.01)
Weighted average number of shares outstanding used in computing basic and diluted loss per share-in thousands	67,311	35,884	35,884

December 31, 2016
Consolidated Balance Sheet Data:
Cash and cash equivalents	3,364
Total assets	5,257
Total current liabilities	457
Total non-current liabilities	131
Accumulated deficit	(3,355)
Total shareholders’ equity	4,669

B.	Capitalization and Indebtedness.

The following table sets forth our capitalization as of December 31, 2016:

●	on an actual basis; and

●	on a pro forma basis to give effect to the following events as if each event had occurred on December 31, 2016: (i) the issuance of 12,363,413 Ordinary Shares issued in March 2017 pursuant to a private placement at a price per share of NIS 1.9 (approximately $0.52 per share) and an aggregate of 12,784,331 series F Warrants to purchase 12,784,33 Ordinary Shares at an exercise price of USD 0.80 per share which are exercisable until the 24 month anniversary of the date of issuance; (ii) the issuance of 6,580,945 Ordinary Shares pursuant to a private placement from March 2017 at a price per share of NIS 2.1 (approximately $0.58 per share) and an aggregate of 6,736,183 series F Warrants to purchase 6,736,183 Ordinary Shares at an exercise price of USD 0.80 per share which are exercisable until the 24 month anniversary of the date of issuance; and (iii) the issuance of 2,083,332 Ordinary Shares pursuant to a private placement from March 2017 at a price per share of NIS 2.4 (approximately $0.66 per share) and an aggregate of 1,051,665 series G Warrants to purchase 1,051,665 Ordinary Shares at an exercise price of USD 0.95 per share which are exercisable until the 18 month anniversary of the date of issuance.

You should read this information together with our financial statements and the related notes and with “Item 5. Operating and Financial Review and Prospects” appearing elsewhere in this registration statement on Form 20-F.

	As of December 31, 2016
	Actual	Pro forma
	Audited	Unaudited
Cash and Cash equivalents	3,364	14,115

Shareholders’ equity:
Share capital and additional paid in capital	8,024	18,775
Accumulated deficit	(3,355)	(3,355)
Total shareholders’ equity	4,669	15,420
Total capitalization	4,669	15,420

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

You should carefully consider the risks described below, together with all of the other information in this registration statement on Form 20-F. If any of these risks actually occurs, our business and financial condition could suffer and the price of our ADSs could decline.

Risks Related to Our Financial Condition and Capital Requirements

We are a development-stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses since the date of our inception, and anticipate that we will continue to incur significant losses until we are able to successfully commercialize our products.

Our parent company Magna B.S.P. Ltd., or Magna, was incorporated in Israel in 2001. Starting in 2011, Magna began to develop technology devoted to vehicle safety. Magna operated its vehicle safety segment of operations as a separate division for accounting purposes. On October 11, 2015, we entered into a merger agreement, or the Merger, with Magna and Foresight Automotive Ltd., or the Subsidiary, whereby we acquired 100% of the share capital of the Subsidiary from Magna. Since the date of the Merger, we have been operating as a development-stage company and have a limited operating history on which to assess the prospects for our business, have incurred significant losses, and anticipate that we will continue to incur significant losses for the foreseeable future.

Since the date of the Merger, and as of December 31, 2016, we have incurred net losses of approximately $1.9 million.

We have devoted substantially all of our financial resources to develop our products. We have financed our operations primarily through the issuance of equity securities. The amount of our future net losses will depend, in part, on completing the development of our products, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We expect to continue to incur significant losses until we are able to successfully commercialize our products. We anticipate that our expenses will increase substantially if and as we:

●	continue the development of our products;

●	establish a sales, marketing, and distribution infrastructure to commercialize our products;

●	seek to identify, assess, acquire, license, and/or develop other products and subsequent generations of our current products;

●	seek to maintain, protect, and expand our intellectual property portfolio;

●	seek to attract and retain skilled personnel; and

●	create additional infrastructure to support our operations as a public company and our product development and planned future commercialization efforts.

We have not generated any revenue from the sale of our current products and may never be profitable.

We have not yet commercialized any of our products and have not generated any revenue since the date of the Merger. Our ability to generate revenue and achieve profitability depends on our ability to successfully complete the development of, and to commercialize, our products. Our ability to generate future revenue from product sales depends heavily on our success in many areas, including but not limited to:

●	completing development of our products;

●	establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate (in amount and quality) products to support market demand for our products;

●	launching and commercializing products, either directly or with a collaborator or distributor;

●	addressing any competing technological and market developments;

●	identifying, assessing, acquiring and/or developing new products;

●	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;

●	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how; and

●	attracting, hiring and retaining qualified personnel.

We expect that we will need to raise substantial additional capital before we can expect to become profitable from sales of our products. This additional capital may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

We expect that we will require substantial additional capital to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of product development, and other related activities;

●	the cost of establishing commercial supplies of our products;

●	the cost and timing of establishing sales, marketing, and distribution capabilities; and

●	the terms and timing of any collaborative, licensing, and other arrangements that we may establish.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our stockholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our ADSs to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or products or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of our products or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

Raising additional capital would cause dilution to our existing shareholders, and may affect the rights of existing shareholders.

We may seek additional capital through a combination of private and public equity offerings, debt financings and collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the issuance of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a holder of our ADSs.

Risks Related to Our Business and Industry

Defects in products could give rise to product returns or product liability, warranty or other claims that could result in material expenses, diversion of management time and attention, and damage to our reputation.

Even if we are successful in introducing our products to the market, our products may contain undetected defects or errors that, despite testing, are not discovered until after a product has been used. Specifically, our ADAS software is complex and could have, or could be alleged to have, defects in design or manufacturing or other errors or failures. This could result in delayed market acceptance of those products, claims from distributors, end-users or others, increased end-user service and support costs and warranty claims, damage to our reputation and business, or significant costs to correct the defect or error. We may from time to time become subject to warranty or product liability claims that could lead to significant expenses as we need to compensate affected end-users for costs incurred related to product quality issues.

Any claim brought against us, regardless of its merit, could result in material expense, diversion of management time and attention, and damage to our reputation, and could cause us to fail to retain or attract customers. Currently, we do not maintain product liability insurance, which will be necessary prior to the commercialization of our products. It is likely that any product liability insurance that we will have in the future will be subject to significant deductibles and there is no guarantee that such insurance will be available or adequate to protect against all such claims, or we may elect to self-insure with respect to certain matters. Costs or payments made in connection with warranty and product liability claims and product recalls or other claims could materially affect our financial condition and results of operations.

Furthermore, the automotive industry in general is subject to litigation claims due to the nature of personal injuries that result from traffic accidents. The emerging technologies of ADAS and autonomous driving have not yet been litigated or legislated to a point whereby their legal implications are well documented. As a potential provider of such products, we may become liable for losses that exceed the current industry and regulatory norms. In addition, if any of our products are, or are alleged to be, defective, we may be required to participate in a recall of such products if the defect or the alleged defect relates to motor vehicle safety. Depending on the terms under which we supply our products, an auto manufacturer or other ADAS developers to whom we sell our software may hold us responsible for some or all of the entire repair or replacement costs of these products.

Our future success depends in part on our ability to retain our executive officers and to attract, retain and motivate other qualified personnel.

We are highly dependent on the services of both Mr. Haim Siboni and Mr. Levi Zroya. The loss of their services without proper replacement may adversely impact the achievement of our objectives. Messrs. Siboni and Zroya may leave our employment at any time subject to contractual notice periods, as applicable. Recruiting and retaining other qualified employees, consultants, and advisors for our business, including scientific and technical personnel, will also be critical to our success. There is currently a shortage of skilled personnel in our industry, which is likely to continue. As a result, competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition in the industry in which we operate. The inability to recruit and retain qualified personnel, or the loss of the services of our executive officers, without proper replacement, may impede the progress of our development and commercialization objectives.

We rely on highly-skilled technical personnel and if we are unable to attract, retain or motivate key personnel or hire qualified personnel, we may not be able to grow or our business may contract, which would have a material adverse effect on our results of operations and financial condition.

Our performance is largely dependent on the talents and efforts of highly-skilled individuals, particularly our software engineers, mechanical engineers and computer vision professionals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly-skilled personnel and, if we are unable to hire and train a sufficient number of qualified employees for any reason, we may not be able to implement our current initiatives or grow, or our business may contract and we may lose market share. Moreover, certain of our competitors or other technology businesses may seek to hire our employees. There is no assurance that any equity or other incentives that we grant to our employees will be adequate to attract, retain and motivate employees in the future. If we do not succeed in attracting, retaining and motivating highly qualified personnel, our business will suffer.

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees from competing directly with us or working for our competitors or clients for a limited period after they cease working for us. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

We depend entirely on the success of our current products in development, and we may not be able to successfully introduce these products and commercialize them.

We have invested almost all of our efforts and financial resources in the research and development of our products in development. As a result, our business is entirely dependent on our ability to complete the development of, and to successfully commercialize, our product candidates. The process of development and commercialization is long, complex, costly and uncertain of outcome.

We may not be able to introduce products acceptable to customers and we may not be able to improve the technology used in our current systems in response to changing technology and end-user needs.

The markets in which we operate are subject to rapid and substantial innovation and technological change, mainly driven by technological advances and end-user requirements and preferences, as well as the emergence of new standards and practices. Even if we are able to complete the development of our products in development, our ability to compete in the ADAS markets will depend, in large part, on our future success in enhancing our existing products and developing new ADAS systems that will address the varied needs of prospective end-users, and respond to technological advances and industry standards and practices on a cost-effective and timely basis to otherwise gain market acceptance.

Even if we successfully introduce our existing products in development, it is likely that new systems and technologies that we develop will eventually supplant our existing systems or that our competitors will create systems that will replace our systems. As a result, any of our products may be rendered obsolete or uneconomical by our or others’ technological advances.

We may not be able to successfully manage our planned growth and expansion.

We expect to continue to make investments in our products in development. We expect that our annual operating expenses will continue to increase as we invest in business development, marketing, research and development, manufacturing and production infrastructure, and develop customer service and support resources for future customers. Failure to expand operational and financial systems timely or efficiently may result in operating inefficiencies, which could increase costs and expenses to a greater extent than we anticipate and may also prevent us from successfully executing our business plan. We may not be able to offset the costs of operation expansion by leveraging the economies of scale from our growth in negotiations with our suppliers and contract manufacturers. Additionally, if we increase our operating expenses in anticipation of the growth of our business and this growth falls short of our expectations, our financial results will be negatively impacted.

If our business grows, we will have to manage additional product design projects, materials procurement processes, and sales efforts and marketing for an increasing number of products, as well as expand the number and scope of our relationships with suppliers, distributors and end customers. If we fail to manage these additional responsibilities and relationships successfully, we may incur significant costs, which may negatively impact our operating results. Additionally, in our efforts to be first to market with new products with innovative functionality and features, we may devote significant research and development resources to products and product features for which a market does not develop quickly, or at all. If we are not able to predict market trends accurately, we may not benefit from such research and development activities, and our results of operations may suffer.

As our future development and commercialization plans and strategies develop, we expect to need additional managerial, operational, sales, marketing, financial and legal personnel. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, failure to deliver and timely deliver our products to customers, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional new products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced, and we may not be able to implement our business strategy.

Our operating results and financial condition may fluctuate.

Even if we are successful in introducing our products to the market, the operating results and financial condition of our company may fluctuate from quarter to quarter and year to year and are likely to continue to vary due to a number of factors, many of which will not be within our control. If our operating results do not meet the guidance that we provide to the market place or the expectations of securities analysts or investors, the market price of our ADS will likely decline. Fluctuations in our operating results and financial condition may be due to a number of factors, including those listed below and those identified throughout this “Risk Factors” section:

●	the degree of market acceptance of our products and services;

●	the mix of products and services that we sell during any period;

●	long sale cycles;

●	changes in the amount that we spend to develop, acquire or license new products, consumables, technologies or businesses;

●	changes in the amounts that we spend to promote our products and services;

●	changes in the cost of satisfying our warranty obligations and servicing our installed base of systems;

●	delays between our expenditures to develop and market new or enhanced systems and consumables and the generation of sales from those products;

●	development of new competitive products and services by others;

●	difficulty in predicting sales patterns and reorder rates that may result from a multi-tier distribution strategy associated with new product categories;

●	litigation or threats of litigation, including intellectual property claims by third parties;

●	changes in accounting rules and tax laws;

●	changes in regulations and standards;

●	the geographic distribution of our sales;

●	our responses to price competition;

●	general economic and industry conditions that affect end-user demand and end-user levels of product design and manufacturing;

●	changes in interest rates that affect returns on our cash balances and short-term investments;

●	changes in dollar-shekel exchange rates that affect the value of our net assets, future revenues and expenditures from and/or relating to our activities carried out in those currencies; and

●	the level of research and development activities by our company.

Due to all of the foregoing factors, and the other risks discussed herein, you should not rely on quarter-to-quarter comparisons of our operating results as an indicator of our future performance.

The markets in which we participate are competitive. Even if we are successful in completing the development of our products in development, our failure to compete successfully could cause any future revenues and the demand for our products not to materialize or to decline over time.

We aim to sell our products to auto manufacturers that provide complete ADASs and other companies that market or develop component ADAS parts. Many of our competitors have extensive track records and relationships within the automotive industry.

Many of our current and potential competitors have longer operating histories and more extensive name recognition than we have and may also have greater financial, marketing, manufacturing, distribution and other resources than we have. Current and future competitors may be able to respond more quickly to new or emerging technologies and changes in customer demands and to devote greater resources to the development, promotion and sale of their products than we can. Our current and potential competitors may develop and market new technologies that render our existing or future products obsolete, unmarketable or less competitive (whether from a price perspective or otherwise). We cannot assure you that we will be able to maintain a competitive position or to compete successfully against current and future sources of competition.

If our relationships with suppliers for our products and services, especially with single source suppliers of components of our products, were to terminate or our manufacturing arrangements were to be disrupted, our business could be interrupted.

We purchase component parts that are used in our products from third-party suppliers, some of whom may compete with us. While there are several potential suppliers of most of these component parts that we use, we currently choose to use only one or a limited number of suppliers for several of these components. Our reliance on a single or limited number of vendors involves a number of risks, including:

●	potential shortages of some key components;

●	product performance shortfalls, if traceable to particular product components, since the supplier of the faulty component cannot readily be replaced;

●	discontinuation of a product on which we rely;

●	potential insolvency of these vendors; and

●	reduced control over delivery schedules, manufacturing capabilities, quality and costs.

In addition, we require any new supplier to become “qualified” pursuant to our internal procedures. The qualification process involves evaluations of varying durations, which may cause production delays if we were required to qualify a new supplier unexpectedly. We generally assemble our systems and parts based on our internal forecasts and the availability of assemblies, components and finished goods that are supplied to us by third parties, which are subject to various lead times. If certain suppliers were to decide to discontinue production of an assembly, component that we use, the unanticipated change in the availability of supplies, or unanticipated supply limitations, could cause delays in, or loss of, sales, increased production or related costs and consequently reduced margins, and damage to our reputation. If we were unable to find a suitable supplier for a particular component or compound, we could be required to modify our existing products or the end-parts that we offer to accommodate substitute components or compounds.

Discontinuation of operations at our manufacturing sites could prevent us from timely filling customer orders and could lead to unforeseen costs for us.

We plan to assemble and test the systems that we sell, and produce consumables for our systems, at single facilities in various locations that are specifically dedicated to separate categories of systems and consumables. Because of our reliance on all of these production facilities, a disruption at any of those facilities could materially damage our ability to supply our products to the marketplace in a timely manner. Depending on the cause of the disruption, we could also incur significant costs to remedy the disruption and resume product shipments. Such disruptions may be caused by, among other factors, earthquakes, fire, flood and other natural disasters. Accordingly, any such disruption could result in a material adverse effect on our revenue, results of operations and earnings, and could also potentially damage our reputation.

Our planned international operations will expose us to additional market and operational risks, and failure to manage these risks may adversely affect our business and operating results.

We expect to derive a substantial percentage of our sales from international markets. Accordingly, we will face significant operational risks from doing business internationally, including:

●	fluctuations in foreign currency exchange rates;

●	potentially longer sales and payment cycles;

●	potentially greater difficulties in collecting accounts receivable;

●	potentially adverse tax consequences;

●	reduced protection of intellectual property rights in certain countries, particularly in Asia and South America;

●	difficulties in staffing and managing foreign operations;

●	laws and business practices favoring local competition;

●	costs and difficulties of customizing products for foreign countries;

●	compliance with a wide variety of complex foreign laws, treaties and regulations;

●	tariffs, trade barriers and other regulatory or contractual limitations on our ability to sell or develop our products in certain foreign markets; and

●	being subject to the laws, regulations and the court systems of many jurisdictions.

Our failure to manage the market and operational risks associated with our international operations effectively could limit the future growth of our business and adversely affect our operating results.

Significant disruptions of our information technology systems or breaches of our data security could adversely affect our business.

A significant invasion, interruption, destruction or breakdown of our information technology systems and/or infrastructure by persons with authorized or unauthorized access could negatively impact our business and operations. We could also experience business interruption, information theft and/or reputational damage from cyber-attacks, which may compromise our systems and lead to data leakage either internally or at our third party providers. Our systems have been, and are expected to continue to be, the target of malware and other cyber-attacks. Although we have invested in measures to reduce these risks, we cannot assure you that these measures will be successful in preventing compromise and/or disruption of our information technology systems and related data.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain effective intellectual property rights for our products, we may not be able to compete effectively in our markets.

Historically, we have relied on trade secret protection and confidentiality agreements to protect the intellectual property related to our technologies and products. Since December 2015, we have also sought patent protection for certain of our products. Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and in other countries with respect to our proprietary technology and new products.

We have sought to protect our proprietary position by filing patent applications in Israel, and plan to do the same in the United States and in other countries, with respect to our novel technologies and products, which are important to our business. Patent prosecution is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

We have a growing portfolio of four provisional patent applications and one non-provisional patent application with the Israeli Patent Office. We cannot offer any assurances about which, if any, patent applications will issue, the breadth of any such patent or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or licensed to us after patent issuance could deprive us of rights necessary for the successful commercialization of any new products that we may develop.

Further, there is no assurance that all potentially relevant prior art relating to our patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our products, third parties may challenge their validity, enforceability, or scope, which may result in such patents being narrowed, found unenforceable or invalidated. Furthermore, even if they are unchallenged, our patent applications and any future patents may not adequately protect our intellectual property, provide exclusivity for our new products, or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

If we cannot obtain and maintain effective patent rights for our products, we may not be able to compete effectively, and our business and results of operations would be harmed.

If we are unable to maintain effective proprietary rights for our products, we may not be able to compete effectively in our markets.

In addition to the protection afforded by any patents that may be granted, historically, we have relied on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable or that we elect not to patent, processes that are not easily known, knowable or easily ascertainable, and for which patent infringement is difficult to monitor and enforce and any other elements of our product candidate discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, and contractors. We also seek to preserve the integrity and confidentiality of our data, trade secrets and intellectual property by maintaining physical security of our premises and physical and electronic security of our information technology systems. Agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets and intellectual property may otherwise become known or be independently discovered by competitors.

We cannot provide any assurances that our trade secrets and other confidential proprietary information will not be disclosed in violation of our confidentiality agreements or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Also, misappropriation or unauthorized and unavoidable disclosure of our trade secrets and intellectual property could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets and intellectual property are deemed inadequate, we may have insufficient recourse against third parties for misappropriating any trade secret.

Intellectual property rights of third parties could adversely affect our ability to commercialize our products, and we might be required to litigate or obtain licenses from third parties in order to develop or market our product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.

It is inherently difficult to conclusively assess our freedom to operate without infringing on third party rights. Our competitive position may be adversely affected if existing patents or patents resulting from patent applications issued to third parties or other third party intellectual property rights are held to cover our products or elements thereof, or our manufacturing or uses relevant to our development plans. In such cases, we may not be in a position to develop or commercialize products or our product candidates unless we successfully pursue litigation to nullify or invalidate the third party intellectual property right concerned, or enter into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may also be pending patent applications that if they result in issued patents, could be alleged to be infringed by our new products. If such an infringement claim should be brought and be successful, we may be required to pay substantial damages, be forced to abandon our new products or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.

It is also possible that we have failed to identify relevant third party patents or applications. For example, U.S. patent applications filed before November 29, 2000 and certain U.S. patent applications filed after that date that will not be filed outside the United States remain confidential until patents issue. Patent applications in the United States and in most of the other countries are published approximately 18 months after the earliest filing for which priority is claimed, with such earliest filing date being commonly referred to as the priority date. Therefore, patent applications covering our new products or platform technology could have been filed by others without our knowledge. Additionally, pending patent applications which have been published can, subject to certain limitations, be later amended in a manner that could cover our platform technologies, our new products or the use of our new products. Third party intellectual property right holders may also actively bring infringement claims against us. We cannot guarantee that we will be able to successfully settle or otherwise resolve such infringement claims. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in pursuing the development of and/or marketing our new products. If we fail in any such dispute, in addition to being forced to pay damages, we may be temporarily or permanently prohibited from commercializing our new products that are held to be infringing. We might, if possible, also be forced to redesign our new products so that we no longer infringe the third party’s intellectual property rights. Any of these events, even if we were ultimately to prevail, could require us to divert substantial financial and management resources that we would otherwise be able to devote to our business.

Patent policy and rule changes could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of any patents that may issue from our patent applications, or narrow the scope of our patent protection. The laws of foreign countries may not protect our rights to the same extent as the laws of the United States. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. We therefore cannot be certain that we were the first to file the invention claimed in our owned and licensed patent or pending applications, or that we or our licensor were the first to file for patent protection of such inventions. Assuming all other requirements for patentability are met, in the United States prior to March 15, 2013, the first to make the claimed invention without undue delay in filing, is entitled to the patent, while outside the United States, the first to file a patent application is entitled to the patent. After March 15, 2013, under the Leahy-Smith America Invents Act, or the Leahy-Smith Act, enacted on September 16, 2011, the United States has moved to a first to file system. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications will be prosecuted and may also affect patent litigation. In general, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of any issued patents, all of which could have a material adverse effect on our business and financial condition.

We may be involved in lawsuits to protect or enforce our intellectual property, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our intellectual property. If we were to initiate legal proceedings against a third party to enforce a patent covering one of our new products, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office, or USPTO, or made a misleading statement, during prosecution. Under the Leahy-Smith Act, the validity of U.S. patents may also be challenged in post-grant proceedings before the USPTO. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

Derivation proceedings initiated by third parties or brought by us may be necessary to determine the priority of inventions and/or their scope with respect to our patent or patent applications or those of our licensors. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development partnerships that would help us bring our new products to market.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our ADS.

We may be subject to claims challenging the inventorship of our intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in, or right to compensation, with respect to our current patent and patent applications, future patents or other intellectual property as an inventor or co-inventor. For example, we may have inventorship disputes arise from conflicting obligations of consultants or others who are involved in developing our products. Litigation may be necessary to defend against these and other claims challenging inventorship or claiming the right to compensation. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, and defending patents on products, as well as monitoring their infringement in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States.

Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with our products. Future patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets, and other intellectual property protection, which could make it difficult for us to stop the marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions, whether or not successful, could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our future patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to monitor and enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Risks Related to the Ownership of Our ADSs or Ordinary Shares

Sales of a substantial number of our ADSs or Ordinary Shares in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of our ADSs or Ordinary Shares in the public market, or the perception that these sales might occur, could depress the market price of our ADSs or Ordinary Shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ADSs or Ordinary Shares.

Our principal shareholders, officers and directors beneficially own over 49.43% of our outstanding Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of April 14, 2017, our principal shareholders, officers and directors beneficially own approximately 49.43% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

Holders of ADSs must act through the depositary to exercise their rights as our shareholders.

Holders of the ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Ordinary Shares in accordance with the provisions of the deposit agreement for the ADSs. Under Israeli law, the minimum notice period required to convene a shareholders meeting is generally no less than 35 calendar days, but in some instances, 21 calendar days. When a shareholder meeting is convened, holders of the ADSs may not receive sufficient notice of a shareholders’ meeting to permit them to withdraw their Ordinary Shares to allow them to cast their vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of the ADSs or carry out their voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of the ADSs in a timely manner, but we cannot assure holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of the ADSs may not be able to exercise their right to vote and they may lack recourse if their ADSs are not voted as they requested. In addition, in the capacity as a holder of ADSs, they will not be able to call a shareholders’ meeting unless they first withdraw their ordinary shares from the ADS program and convert them into the underlying Ordinary Shares held in the Israeli market in order to allow them to submit to us a request to call a meeting with respect to any specific matter, in accordance with the applicable provisions of the Israeli Companies Law, or the Companies Law, and our amended and restated articles of association.

The Jumpstart Our Business Startups Act, or the JOBS Act, will allow us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the Securities and Exchange Commission, or the SEC, which could undermine investor confidence in our company and adversely affect the market price of our ADSs or Ordinary Shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we intend to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	the provisions of the Sarbanes-Oxley Act requiring that our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting;

●	Section 107 of the JOBS Act, which provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards. This means that an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are electing to delay such adoption of new or revised accounting standards. As a result of this adoption, our financial statements may not be comparable to companies that comply with the public company effective date;

●	any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report on the financial statements; and

●	our ability to furnish two rather than three years of income statements and statements of cash flows in various required filings.

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We cannot predict if investors will find our ADSs or Ordinary Shares less attractive because we may rely on these exemptions. If some investors find our ADSs or Ordinary Shares less attractive as a result, there may be a less active trading market for our ADSs or Ordinary Shares, and our market prices may be more volatile and may decline.

As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer also exempts us from compliance with certain SEC laws and regulations and certain regulations of the NASDAQ Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required, under the Securities Exchange Act of 1934, as amended, or the Exchange Act, to file current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC. Also, although a recent amendment to the Companies Law will require us to disclose the annual compensation of our five most highly compensated senior officers on an individual basis (rather than on an aggregate basis, as was permitted under the Companies Law for Israeli public companies listed overseas, such as in the United States, prior to such amendment), this disclosure will not be as extensive as that required of a U.S. domestic issuer. For example, it currently appears as if the disclosure required under Israeli law would be limited to compensation paid in the immediately preceding year without any requirement to disclose option exercises and vested stock options, pension benefits or potential payments upon termination or a change of control. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act.

These exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.

We may be a “passive foreign investment company”, or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of our ADSs or Ordinary Shares if we are or were to become a PFIC.

In general, we will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our ADSs or Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds our ADSs or Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of our ADSs or Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the ADSs or Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenue Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held our ADSs or Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold our ADSs or Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold our ADSs or Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our ADSs or Ordinary Shares in the event that we are a PFIC. See “Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information.

We may be subject to securities litigation, which is expensive and could divert management attention.

In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could seriously hurt our business. Any adverse determination in litigation could also subject us to significant liabilities.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our shares, our share price and trading volume could decline.

The trading market for our ADSs or Ordinary Shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Risks Related to Israeli Law and Our Incorporation and Operations in Israel

We are exposed to fluctuations in currency exchange rates.

A significant portion of our business is conducted outside the United States. Therefore, we are exposed to currency exchange fluctuations in other currencies such as the NIS, because a portion of our expenses in Israel are paid in NIS, which subjects us to the risks of foreign currency fluctuations. Our primary expenses paid in NIS are employee salaries, fees for consultants and subcontractors and lease payments on our Israeli facilities. As a result, we are affected by foreign currency exchange fluctuations through both translation risk and transaction risk. Thus, we are exposed to the risks that: (a) the NIS may appreciate relative to the dollar; (b) the NIS devalue relative to the dollar; (c) the inflation rate in Israel may exceed the rate of devaluation of the NIS; or (d) the timing of such devaluation may lag behind inflation in Israel. In any such event, the dollar cost of our operations in Israel would increase and our dollar-denominated results of operations would be adversely affected. Our operations also could be adversely affected if we are unable to effectively hedge against currency fluctuations in the future.

Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, our company, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a merger may not be consummated unless at least 50 days have passed from the date on which a merger proposal is filed by each merging company with the Israel Registrar of Companies and at least 30 days have passed from the date on which the shareholders of both merging companies have approved the merger. In addition, a majority of each class of securities of the target company must approve a merger. Moreover, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless, following consummation of the tender offer, the acquirer would hold at least 98% of the company’s outstanding shares. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer, may, at any time within six months following the completion of the tender offer, claim that the consideration for the acquisition of the shares does not reflect their fair market value, and petition an Israeli court to alter the consideration for the acquisition accordingly, unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek such appraisal rights, and the acquirer or the company published all required information with respect to the tender offer prior to the tender offer’s response date.

Israeli tax considerations also may make potential transactions unappealing to us or to our shareholders whose country of residence does not have a tax treaty with Israel exempting such shareholders from Israeli tax. See “Taxation—Israeli Tax Considerations and Government Programs” for additional information.

Our amended and restated articles of association also contain provisions that could delay or prevent changes in control or changes in our management without the consent of our board of directors. These provisions include the following:

●	no cumulative voting in the election of directors, which limits the ability of minority shareholders to elect director candidates; and

●	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents shareholders from being able to fill vacancies on our board of directors.

It may be difficult to enforce a judgment of a United States court against us and our officers and directors in Israel or the United States, to assert United States securities laws claims in Israel or to serve process on our officers and directors and these experts.

We were incorporated in Israel. All of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not necessarily be enforced by an Israeli court. It also may be difficult to affect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to United States securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of United States securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not United States law is applicable to the claim. If United States law is found to be applicable, the content of applicable United States law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a United States or foreign court. See “Enforceability of Civil Liabilities” for additional information on your ability to enforce a civil claim against us and our executive officers or directors named in this registration statement on Form 20-F.

Our headquarters and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel.

Our executive offices and principal research and development facilities are located in Israel. In addition, all of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. In 2008, 2012 and again in July 2014, Israel was engaged in an armed conflict with Hamas, a militia group and political party which controls the Gaza Strip and during the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, a Lebanese Islamist Shiite militia group and political party. In addition, recent political uprisings and conflicts in various countries in the Middle East, including Egypt and Syria, are affecting the political stability of those countries. It is not clear how this instability will develop and how it will affect the political and security situation in the Middle East. This instability has raised concerns regarding security in the region and the potential for armed conflict. In addition, it is widely believed that Iran, which has previously threatened to attack Israel, has been stepping up its efforts to achieve nuclear capability. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon. Additionally, the Islamic State of Iraq and Levant, or ISIL, a violent jihadist group, is involved in hostilities in Iraq and Syria and has been growing in influence. Although ISIL’s activities have not directly affected the political and economic conditions in Israel, ISIL’s stated purpose is to take control of the Middle East, including Israel. The tension between Israel and Iran and/or these groups may escalate in the future and turn violent, which could affect the Israeli economy in general and us in particular. Any potential future conflict could also include missile strikes against parts of Israel, including our offices and facilities. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, could harm our results of operations and could make it more difficult for us to raise capital. Parties with whom we do business may sometimes decline to travel to Israel during periods of heightened unrest or tension, forcing us to make alternative arrangements when necessary in order to meet our business partners face to face. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our commercial insurance does not cover losses that may occur as a result of an event associated with the security situation in the Middle East. Although the Israeli government has in the past covered the reinstatement value of certain damages that were caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or, if maintained, will be sufficient to compensate us fully for damages incurred. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions generally and could harm our results of operations and product development.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial conditions or the expansion of our business. Similarly, Israeli corporations are limited in conducting business with entities from several countries.

Your rights and responsibilities as a shareholder will be governed by Israeli law, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares (and therefore indirectly, our ADSs) are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has certain duties to act in good faith and fairness toward the company and other shareholders and to refrain from abusing its power in the company. See “Item 6. C. Board Practices – Duties of Shareholders” for additional information. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. corporations.

Our controlling shareholder received Israeli government grants for certain of its research and development activities. In course of the Merger with Magna and the Subsidiary, we assumed, jointly with Magna, certain of its obligations related to such grants. The terms of those grants may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. We may be required to pay penalties in addition to repayment of the grants.

Our research and development efforts have been financed in part through royalty-bearing grants in an aggregate amount of approximately $553,000 received from the Israel Innovation Authority, or the IIA, formerly known as Israel’s Office of the Chief Scientist of the Ministry of Economy, as of December 31, 2015. In course of the Merger with Magna and the Subsidiary, we were required by IIA to assume, jointly with Magna, its obligations related to such grants. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits. Regardless of any royalty payment, we are further required to comply with the requirements of the Israeli Encouragement of Industrial Research and Development Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer to third parties inside or outside of Israel of know-how or manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development out of Israel.

The transfer of IIA-supported technology or know-how outside of Israel may involve the payment of significant amounts, depending upon the value of the transferred technology or know-how, our research and development expenses, the amount of IIA support, the time of completion of the IIA-supported research project and other factors. These restrictions and requirements for payment may impair our ability to sell or otherwise transfer our technology assets outside of Israel or to outsource or transfer development or manufacturing activities with respect to any product or technology outside of Israel. Furthermore, the consideration available to our shareholders in a transaction involving the transfer outside of Israel of technology or know-how developed with IIA funding (such as a merger or similar transaction) may be reduced by any amounts that we are required to pay to the IIA.

Our operations may be disrupted as a result of the obligation of management or key personnel to perform military service.

Our employees and consultants in Israel, including members of our senior management, may be obligated to perform one month, and in some cases longer periods, of military reserve duty until they reach the age of 40 (or older, for citizens who hold certain positions in the Israeli armed forces reserves) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be similar large-scale military reserve duty call-ups in the future. Our operations could be disrupted by the absence of a significant number of our officers, directors, employees and consultants. Such disruption could materially adversely affect our business and operations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company.

We were incorporated in the State of Israel in September 1977 under the name Golan Melechet Machshevet (1997) Ltd. In April 1987, we became a public company in Israel, and our shares were listed for trade on the TASE. On May 16, 2010, we changed our name to Asia Development (A.D.B.M.) Ltd., and on January 12, 2016, we changed our name to Foresight Autonomous Holdings Ltd. Our Ordinary Shares are currently traded on the TASE under the symbol “FRST”.

Our parent company, Magna, was incorporated in Israel in 2001. Starting in 2011, Magna began to develop technology devoted to vehicle safety. Magna operated its vehicle safety segment of operations as a separate division for accounting purposes. On October 11, 2015, and pursuant to the Merger, we acquired 100% of the share capital of the Subsidiary from Magna. On January 5, 2016, we entered into an asset transfer agreement with Magna whereby Magna transferred to us its vehicle safety segment of operations. The asset transfer agreement became effective retroactively on October 11, 2015.

Prior to the Merger, and from July 2015, until October 2015, we did not have any business activity, excluding administrative management.

Our principal executive offices are located at 3 Golda Meir St., Ness Ziona 7414001, Israel. Our telephone number in Israel is +972-08-9709030. Our website address is www.foresightauto.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this registration statement on Form 20-F, and the reference to our website in this registration statement on Form 20-F is an inactive textual reference only. Zysman, Aharoni, Gayer and Sullivan & Worcester LLP is our agent in the United States, and its address is 1633 Broadway, New York, NY 10019.

We are an emerging growth company, as defined in Section 2(a) of the Securities Act, as implemented under the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies including but not limited to not being required to comply with the auditor attestation requirements of the SEC rules under Section 404 of the Sarbanes-Oxley Act. We could remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We are a foreign private issuer as defined by the rules under the Securities Act and the Exchange Act. Our status as a foreign private issuer also exempts us from compliance with certain laws and regulations of the SEC and certain regulations of the NASDAQ Stock Market, including the proxy rules, the short-swing profits recapture rules, and certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. In addition, we will not be required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies registered under the Exchange Act.

We had no capital expenditures in 2015 and 2014. Our current capital expenditures are primarily for computers, software, research and development equipment and office improvements, and we expect to finance these expenditures primarily from cash on hand.

B.	Business Overview.

We are a development stage technology company engaged in the design, development and commercialization of transportation and safety applications based on our proprietary computer vision, video motion detection and machine learning software. We anticipate that the first key application of our technology will be in ADAS in automobiles and trucks. We believe that our sophisticated and robust software has the potential to bridge the gap between the next generation of ADAS and autonomous (self-driving) automobiles. Our technology is based on over a decade’s worth of work by our parent company in conjunction with the Israeli military, and we believe that it has significant advantages over competing solutions. While many currently available ADAS platforms only employ the use of a single camera due to the complexity of stereoscopic imaging, our ADAS software is being built to handle both dual and quadric-camera stereoscopic or stereo assist imaging. Quadric-camera installments will include two dual camera systems – one standard set for daytime imaging and the second camera set based on infrared technology more suitable for limited visibility conditions such as nighttime and adverse weather conditions.

We are targeting to have a complete proof-of-concept software package ready by the third quarter of 2017, and thereafter we plan to enter into definitive agreements to license our software to tier one industry companies (automotive systems integrators that are the direct suppliers to original equipment/automotive manufacturers), and tier two industry companies (companies that sell their products to tier one companies for integration into their complete ADAS products). Our technology and software is being developed in order to be successfully integrated into, and to enhance, these ADAS products.

Our proprietary software algorithms perform detailed interpretations of the visual field in order to identify, detect and track various objects in roadway environments (both urban and highways), including, automobiles, pedestrians, cyclists, animals, road irregularities and debris. Our technology and products are designed to reduce the likelihood and severity of accidents. Our technology has been employed by Magna, our parent company, in the defense and security industry at national borders, airports, harbors, prisons, military bases, nuclear plants, oil lines, mine fields and more. Magna was incorporated in Israel in 2001 and has emerged as a leading innovator in the field of homeland security surveillance. Similar to our solutions, Magna’s products revolve around a sophisticated, two-camera, stereo vision system that employs thermal imaging to detect, track and monitor a wide range of targets in a predefined field of view. Starting in 2011, Magna began to develop technology devoted to vehicle safety, and on January 5, 2016, we entered into the Asset Transfer Agreement with Magna whereby Magna transferred to us certain intellectual property rights and assets in the field of vehicle safety. The asset transfer agreement became effective retroactively on October 11, 2015. In addition, and since the date of our Merger, Magna has provided us with certain services, primarily with respect to the design and development of algorithms and ADAS designated computer vision software.

In the past several years, public awareness and demand for driver safety technologies, including ADAS, has grown substantially. A recent study predicts that in 2019, approximately 25% of all new vehicles marketed worldwide will be equipped with ADAS capabilities. We also believe that a trend is emerging where ADAS will become standard on more vehicle models. While there are currently many ADAS available on the market, we believe that many products could be substantially improved with our technology. Our mission is to enhance driver safety by providing a software platform that is highly accurate, reliable and provides the lowest rates of false alerts and the highest rates of threat detection.

In addition, we believe that our technology will advance the development of autonomous driving applications. Vehicles with autonomous driving capabilities are able to detect the immediate environment and navigate without, or with minimal, human input. We believe that our technology has the potential to advance the revolutionary concept of autonomous driving into a practical and everyday solution for drivers.

Beyond ADAS and the automated vehicle industry, we are also exploring more ways in which we can utilize our know-how in video motion detection and tracking to answer unmet needs in other sectors of the transportation industry. There is a significant unmet need to avoid train accidents and derailments, and an increasing demand for collecting crucial data (such as infrastructure data for pre-maintenance and potential hazards such as terrorist attacks) in the railway environment. In addition, there is a major shift occurring toward centralized control in Europe and the United States on train movement that will require vision-based customized technology. Thus, we recently acquired a 26% holding in Rail Vision Ltd., or Rail Vision, a development stage company that is developing products for advanced safety via real-time obstacle detection and fleet management in the rail industry, and hold three series of warrants, exercisable in periods between 18 to 30 months, to acquire a significant number of additional shares to reach holdings of up to 45%, on a fully diluted basis. Rail Vision is developing what we believe to be the first-of-its-kind solution to the rail industry, which we believe has the potential to empower autonomous trains. Furthermore, we believe that our intellectual property and knowhow in algorithms and computer vision has the potential to assist Rail Vision to dramatically shorten its time to market. To this end, our agreement with Rail Vision includes a provision whereby we may supply certain research and development services to Rail Vision.

Advanced Driver Assistance Systems (ADAS)

Traffic accidents remain a global problem. The World Health Organization estimates that traffic accidents cause approximately 1.25 million deaths each year while 20 to 50 million additional people suffer non-fatal and often debilitating injuries. Because more than 90% of vehicular accidents are caused by human error, making vehicles safer and equipping drivers with advanced safety features will reduce the probability and risks of traffic accidents.

ADAS safety features are designed to avoid, and decrease the severity of, accidents through various technologies that either alert drivers to obstacles, road hazards and other potential problems, or avoid or decrease the severity of collisions through automated safeguards that can even take over control or partial control of the vehicle. ADAS are becoming the safety standard for newly manufactured vehicles. For example, the U.S. Department of Transportation’s National Highway Traffic Safety Administration, or the NHTSA, has implemented a new standard that, starting in May 2018, will require all new vehicles weighing less than ten thousand pounds to include a rear vision system.

Available Technology and ADAS Sensors

The vast majority of ADAS products employ multiple sensors and imaging devices, including radar, lidar and cameras. Radar-based sensors compare microwaves of emitted and reflected signals and are generally unaffected by weather. Unlike cameras, radar is not as sensitive to non-metal objects and cannot detect lane markings and traffic signs. Lidar is a sensor that measures distance by illuminating a target with lasers and analyzing the reflected light. A camera, similar to the human eye, gathers a richer amount of data than either a radar or a lidar sensor. For that reason, most ADASs rely more heavily on cameras than other sensors. We believe that the current technology for ADAS cameras is deficient. We believe that we are developing the only ADAS software solution that can process both dual and quadric-camera stereoscopic imaging – which we believe will greatly advance the effectiveness of current and next generation ADAS.

Market Opportunity

The ADAS market is driven by a growing public awareness of transportation safety issues, increasing international regulation and increasing standards of national and international safety organizations. According to a study performed by RnR Market Research, in 2015, approximately 8% of new vehicles marketed in the United States and Europe were equipped with at one or more ADAS capabilities. The study predicts that in 2019, approximately 25% of all new vehicles marketed worldwide will be equipped with ADAS capabilities. A P&S Market Research report published in March 2016 estimated that the ADAS market is expected to grow by 27% compound annual growth rate during 2016 to 2022. Furthermore, market research firm ABI Research, forecasts that the market for ADAS will grow from $11.1 billion in 2014 to $91.9 billion by 2020, passing the $200 billion mark by 2024.

According to the NHTSA, and the Insurance Institute for Highway Safety, or the IIHS, autonomous emergency braking, or AEB, which is just one ADAS feature, helps to significantly prevent crashes or reduce their severity by applying a vehicle’s brakes automatically. In March 2016, the NHTSA and IIHS announced that 20 automakers representing more than 99 percent of the U.S. auto market have made a commitment to implement AEB as a standard feature on virtually all new cars by 2023.

There are approximately one billion existing vehicles driven worldwide. Our ADAS software solutions may be integrated into ADAS products that are installed in automobiles in the aftermarket. While national safety standards and regulations, which require certain ADAS features for new cars, become more widespread, public awareness and a desire to stay safe will likely increase the retrofitting and aftermarket sales of ADAS products.

In order to capitalize on this rapidly growing, multi-billion-dollar industry, we plan to partner with leading car manufacturers through their innovation and development centers, tier one and tier two automotive system integrators and leading manufacturers of processing platforms for the automotive industry. Our software solutions will offer flexibility customized to varied specifications and requirements.

Autonomous Driving

In recent years, there has been increasing publicity on “autonomous”, “automated” or “self-driving” vehicles. Self-driving vehicles are those in which operation of the vehicle occurs without direct driver input to control steering, acceleration and braking, and are designed so that the driver is not expected to monitor the roadway constantly while operating in self-driving mode. Self-driving vehicles range from single applications with the driver required to continuously monitor traffic to semi-autonomous or fully autonomous driving where the driver increasingly relinquishes control. There are five different levels of automated driving:

●	Level 1: Assisted – Driver stays in full control of the vehicle, and the automated driving system only assists with adaptive cruise control and lane keeping assist.

●	Level 2: Partial Automation – Uses partially automated longitude and lateral guidance in driving lane. Mostly seen with parking assist feature in which the vehicle can park itself under certain conditions.

●	Level 3: Conditional Automation – Partly automated longitude and lateral guidance in an urban environment. Driver still required to be fully aware of his or her surroundings. Applicable features such as traffic jam control in which the vehicle can automatically stop and go in a traffic jam.

●	Level 4: High Automation – Highly automated longitude and lateral guidance with lane changing. Reliable environment recognition, including in complex environment situations.

●	Level 5: Auto-pilot – Door to door commuting in urban environment, with no driver supervision.

Automakers today have already commercialized vehicles with level 1 and level 2 features. We believe that in order to achieve level 3, level 4 and level 5 capabilities, the following are required: (i) robust all-weather day and night three-dimensional, or 3D, sensing of the environment; (ii) software and algorithms that can handle multiple sensor inputs and combine them to make best possible decision as complex road situations are encountered; and (iii) the capability to accurately position a vehicle, specifically in an urban environment where GPS localization is not accurate enough.

While fully autonomous driving is not expected in the near future, we believe that there will be a gradual evolution and ongoing introductions of semi-autonomous driving capabilities in order to reach more advanced levels. The capabilities start with hands-free highway driving that will gradually extend to other types of roadways, such as country and city driving as well as ranging these capabilities to all weather and light conditions. The key factors in the growth of autonomous driving will be increased safety, fail safe systems, consumer demand and economic and social benefits, which will subsequently be reflected in automobile regulations and rating systems.

For level 3, 4 and 5 automated vehicles, we plan to introduce a sensor fusion software kit. The sensor fusion software kit will be able to make use of advanced processing platforms and various sensors inputs to make smart decisions in complex road situations as well as accurately positioning the vehicle. For example, the software will be able to take crucial data from vision sensors and transmit it via dedicated short-range communication (DSRC) to other vehicles in order to avoid pile-up accidents. It will also be able to detect a specific coordinate, accurately measure the distance to it and update the vehicle’s true position.

Strategy

Our mission is to enhance driver and pedestrian safety by providing a software platform that is built to detect, measure and respond to obstacles, is highly accurate, reliable and provides the lowest rates of false alerts. Initially, our software platform will be integrated into existing automotive-grade processing platforms with respect to vision- based sensors. In the long term, our software will be capable of combining vision sensors with communication platforms (such as DSRC) and other sensors such as lidar to achieve automated driving in complex roads situations.

We intend to further advance our advanced technologies and commercialization efforts. To achieve these objectives, we plan to develop software which will be hardware agnostic with the potential to bridge the gap between ADAS and autonomous driving. To achieve that, we plan the following steps:

●	Complete the development of our ADAS software. We plan to continue to adapt our current military grade computer vision algorithms and software to fit a mobile environment. We may cooperate with potential clients for effective testing and recording procedures. Our initial development will be to enhance existing processing platforms of various automakers. We plan to collaborate with various processing platform vendors as well as sensor vendors, specifically in the field of night vision.

●

Strategic partnerships with key industry clients. We expect to conduct live demonstrations with a complete proof-of-concept software package for tier one and tier two companies and auto manufacturers that currently offer ADAS products by the third quarter of 2017. Thereafter, during the fourth quarter of 2017 and throughout 2018, we expect to enter into commercial development agreements with potential customers. Commercial development agreements will lay out the framework pursuant to which we will develop specific and tailor made software packages for the potential customers. Definitive license agreements for these software packages will follow. We expect that any meaningful revenue would only occur after we enter into such definitive license agreements, which may occur as soon as the first quarter of 2019.

●	Complete the development of our sensor fusion software. We plan to leverage our ADAS software which uses 3D vision-based sensors to complete a sensor fusion software package that will be capable of handling various existing sensors, while using the 3D vision as its backbone.

Our Unique EyeOnTM ADAS Software Solution

To our knowledge, we are developing the only ADAS software solution capable of handling both dual and quadric-camera stereoscopic image technology. Our unique EyesOnTM ADAS solution is based on our proprietary technology.

Our software is based on advanced algorithms and three-dimensional technology that we believe will provide a solution to the shortfalls of currently existing ADAS. EyesOnTM uniquely employs the use of a two to four camera layout for a complete 3D image of the driving environment. While many currently available ADAS platforms only employ the use of a single camera due to the complexity of stereoscopic imaging, our ADAS software is being built to handle both dual and quadric-camera stereoscopic imaging. Quadric-camera installments will include two dual camera systems – one standard set for daytime imagining and the second camera set based on infrared technology more suitable for limited visibility conditions such as nighttime and adverse weather conditions.

Stereo technology has all the advantages of a mono camera application (high precision, colors, rich environment data) with the enhancement of accurate distance measurement (3D capability) similar to short range radar, and thus is able to provide better detection results, higher redundancy capabilities and more efficient use of computing power. The stereo camera consists of two mono-cameras, housed approximately 20 centimeters behind the windshield. Whereas a mono-camera only estimates distances, the stereo camera measures the distance to an object and its height from the road surface. Thus, the stereo camera’s analyzing electronics exploit the same effect that gives humans spatial vision, i.e. the parallax shift between two images, and retains its high resolution capability even under difficult circumstances in which other technologies for object recognition might reach their limits; for example, when several objects are in close proximity to each other, when objects are partially obscured, or when there is poor contrast between the object and its background. The fundamental strength of the stereo camera is its ability to compare the two optical paths because the redundant information obtained when both images contain identical zones with matching characteristics enhance the reliability of the data. In addition, the optical paths support each other in poor visibility.

In addition to the spatial position (3D) of any object that the stereo camera detects, it provides particularly crucial supplementary data for active driving safety systems. It can determine the direction in which every pixel of an identified object is moving along the horizontal, vertical, and longitudinal axes. This six-dimensional (6D) identification makes absolutely clear whether an object is moving and in which direction. Combined with object classification, based on common characteristics, this process provides for a high standard of decision-making certainty that it is able to timely initiate emergency braking should the driver fail to react to the object and accurately calculate the precise point of impact of a potential collision in order to make the best possible use of the remaining time to prepare appropriate protective measures.

In addition to stereo cameras, our software can also utilize thermal cameras or short wave infrared sensors to provide similar capabilities during the night time, low light conditions, low visibility conditions and in adverse weather conditions.

Our EyesOnTM ADAS software solution is being developed to support a complete package of ADAS features, including but not limited to lane departure warning and emergency lane keeping, vehicle detection functions such as forward collision warning, adaptive cruise control, traffic jam assist and autonomous emergency braking and vulnerable road user detection functions.

Investment in Railway Safety

As a software/intellectual property developer, we plan to leverage our technology to other innovative products and seek synergy with other technology companies. We are also exploring more ways in which we can utilize our know-how in video motion detection and tracking to answer unmet needs in other sectors of the transportation industry. We believe that there is a significant unmet need to avoid train accidents and derailments, and an increasing demand for collecting crucial data (such as infrastructure data for pre-maintenance and potential hazards such as terrorist attacks) in the railway environment. In addition, there is a major shift occurring toward centralized control in Europe and the United States on train movement that we believe will require vision-based customized technology. A recent initiative has been launched in Europe known as “Shift2Rail,” which is the first European rail joint technology initiative to seek focused research and innovation by accelerating the integration of new and advanced technologies into innovative rail product solutions. We believe that Shift2Rail and other similar initiatives and legislations intended to stimulate new and improved rail services across Europe and elsewhere may present a significant market opportunity for Rail Vision.

In August 2016, we entered into a share purchase agreement with Rail Vision, whereby we acquired a 32% holding in Rail Vision, with warrants to acquire a significant number of additional shares to reach holdings of up to 48%, on a fully diluted basis, in consideration of an aggregate of $1.42 million. Rail Vision is a development stage company that is developing products for advanced safety, asset and fleet management in the rail industry. Rail Vision is developing what we believe to be the first-of-its-kind solution to the rail industry. Rail Vision’s system is being designed to alert locomotive engine engineers, as well as control centers, of obstacles on railway tracks in a timely fashion, in any weather and any lighting conditions, by using designated cameras for object identification. Since the average stopping distance of a train traveling at a high speed is around 800 – 1,200 meters, long-distance obstacle identification is a key to railway safety. Rail Vision’s high-resolution cameras use advanced image processing algorithms to enable the system to locate obstructions from a distance of over 1,500 meters, thus being able to reduce collisions and fatalities, severe damage to locomotives and the environment. We believe Rail Vision can benefit from our know-how in video motion detection and object classification technology to dramatically shorten time to market. To this end, our agreement with Rail Vision includes a provision whereby we may supply certain research and development services to Rail Vision.

In April 2017, Rail Vision entered into definitive agreements with several private investors pursuant to which these individuals will purchase an aggregate of approximately $5 million of Rail Vision’s ordinary shares at a pre money company valuation of $20 million. The investors will also receive 100% warrant coverage with an exercise price per ordinary share reflecting a pre money company valuation of $25 million. The warrants are exercisable until the 18 month anniversary of the date of issuance. As a result, our interest in Rail Vision will be approximately 26% and up to 45% on a fully diluted basis.

Intellectual Property

We seek patent protection as well as other effective intellectual property rights for our products and technologies in the United States and internationally. Our policy is to pursue, maintain and defend intellectual property rights developed internally and to protect the technology, inventions and improvements that are commercially important to the development of our business. We have filed four provisional and one non-provisional patent applications with the Israeli Patent Office. A provisional patent application is a preliminary application that establishes a priority date for the patenting process for the invention concerned and provide certain provisional patent rights. We cannot be certain that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents granted to us in the future will be commercially useful in protecting our technology. Despite our efforts to protect our intellectual property, any of our intellectual property and proprietary rights could be challenged, invalidated, circumvented, infringed or misappropriated, or such intellectual property and proprietary rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide competitive advantages. For more information, please see “Risks Related to our Intellectual Property.”

On January 5, 2016, we entered into an asset transfer agreement with Magna whereby Magna transferred to us certain intellectual property rights and assets in the field of vehicle safety. The asset transfer agreement became effective retroactively on October 11, 2015. In addition, and since the date of our Merger, Magna has provided us with certain services, primarily with respect to the design and development of algorithms and ADAS designated computer vision software.

Competition

The ADAS market is a highly competitive. There are several large corporations that have developed and market complete ADAS, such as MobilEye N.V., Robert Bosch GmbH and Continental AG. Within the ADAS industry, there are also many companies that, like us, focus on offering certain building blocks and components of ADAS and autonomous driving technologies. Within the software/algorithm field, there are several companies, such as NVIDIA and Mitsubishi Electric that currently offer software platforms for integration into complete ADAS. We anticipate that our main competition will be from these software providers. In addition, companies like Google, Uber and MobilEye N.V. are developing autonomous driving technologies.

However, unlike many of our competitors, our EyesOnTM software is unique in that it is being developed for dual and quad camera applications, which we believe will solve many of the shortcomings of the currently available ADAS products.

Many of our competitors, either alone or through their strategic partners, have substantially greater name recognition and financial, technical, manufacturing, marketing and human resources than we do and significantly greater experience and infrastructure in the research and development of ADAS products, and commercializing those products around the world.

Research and Development

For the years ended December 31, 2016, 2015 and 2014, we incurred approximately $904,284, $131,016 and $233,000, respectively, of research and development expense.

Through our Subsidiary, we have a development services agreement with Magna, pursuant to which Magna provides the Subsidiary with software development services in consideration of monthly payments at agreed upon rates for each of Magna’s employees, not to exceed the aggregate monthly consideration of NIS 200,000 plus VAT. We expect that the services provided by Magna will decrease as we hire additional employees and expand our in-house capabilities.

Grants from the Israel’s Office of the Chief Scientist/ Israel Innovation Authority

Our research and development efforts are financed in part through royalty-bearing grants from the IIA, formerly known as Israel’s Office of the Chief Scientist of the Ministry of Economy. As of December 31, 2016, we have received the aggregate amount of approximately $553,000 from the IIA for the development of our technology. With respect to such grants we are committed to pay certain royalties up to the total grant amount. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. We do not believe that these requirements will materially restrict us in any way.

Sales and Marketing

We intend to build a global commercial infrastructure to effectively support the commercialization of our ADAS software. Meaningful commercialization efforts will commence if and when we believe that the completion of a release-candidate version of a given product is imminent.

We expect to conduct live demonstrations with a complete proof-of-concept software package for tier one and tier two companies and auto manufacturers that currently offer ADAS products by the third quarter of 2017. Thereafter, during the fourth quarter of 2017 and throughout 2018, we expect to enter into commercial development agreements with potential customers. Commercial development agreements will lay out the framework pursuant to which we will develop specific and tailor made software packages for the potential customers. Definitive license agreements for these software packages will follow. We expect that any meaningful revenue would only occur after we enter into such definitive license agreements, which may occur as soon as the first quarter of 2019.

C.	Organizational Structure.

Our parent company is Magna B.S.P. Ltd., a private company incorporated in Israel. Magna currently holds approximately 43.92% of our issued and outstanding share capital as of the date of this registration statement on Form 20-F. We currently have one wholly owned subsidiary: Foresight Automotive Ltd., which is a private company incorporated in the State of Israel.

D.	Property, Plant and Equipment.

Our offices and research and development facility are located at the Weitzman Industrial Park in Ness Ziona, Israel, where we currently occupy approximately 3,000 square feet. We lease our facilities, and our lease ends on September 30, 2018. Our monthly rent payment is NIS 14,178 (approximately $3,700).

We consider that our current office space is sufficient to meet our current needs, but as our business expands, we may move to bigger offices, or expand our offices in the current location.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A.	Operating Results.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this registration statement on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Risk Factors” elsewhere in this registration statement on Form 20-F.

Overview

We are a development stage technology company engaged in the design, development and commercialization of transportation and safety applications based on our proprietary computer vision, video motion detection and machine learning software. We anticipate that the first key application of our technology will be in ADAS in automobiles and trucks. We believe that our sophisticated and robust software has the potential to bridge the gap between the next generation of ADAS and autonomous (self-driving) automobiles. Our technology is based on work done over a decade by our parent company in conjunction with the Israeli military, and we believe that it has significant advantages over competing solutions. While many currently available ADAS platforms only employ the use of a single camera due to the complexity of stereoscopic imaging, our ADAS software is being built to handle both dual and quadric-camera stereoscopic or stereo assist imaging. Quadric-camera installments will include two dual camera systems – one standard set for daytime imaging and the second camera set based on infrared technology more suitable for limited visibility conditions such as nighttime and adverse weather conditions.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, marketing and sales expenses and general and administrative expenses.

Research and development expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, subcontracted work and consulting, professional services and other related research and development expenses.

The following table discloses the breakdown of research and development expenses:

U.S. dollars in thousands	Year ended December 31
	2016	2015	2014
Payroll and related expenses	221	107	195
Subcontracted work and consulting	588	17	23
Other	95	7	15
	904	131	233

We expect that our research and development expenses will materially increase as we plan to rapidly recruit more employees in order to accelerate our research and development efforts.

Marketing and sales

Our marketing and sales expenses consist primarily of salaries and related personnel expenses and other related marketing and sales expenses.

The following table discloses the breakdown of marketing and sales expenses:

U.S. dollars in thousands	Year ended December 31
	2016	2015	2014
Payroll and related expenses	115	--	--
Exhibitions, conventions and Travel expenses	80	--	--
Other	29	--	--
	224	--	--

General and administrative

General and administrative expenses consist primarily of salaries, share-based compensation expense, professional service fees for accounting, legal, bookkeeping, intellectual property and facilities, travel expenses and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

U.S. dollars in thousands	Year ended December 31
	2016	2015	2014
Payroll and related expenses	815	15	15
Share based payment	59	--	--
Professional services	829	4	3
Directors fee and insurance	93	--	--
Travel expenses	36	2	4
Rent and office maintenance	90	4	10
Consultation fees to a related party	470	--	--
Other	235	1	3
Total	2,627	26	35

Comparison of Year ended December 31, 2016 to Year ended December 31, 2015.

Results of Operations	December 31,
U.S. dollars in thousands	2016	2015
Research and development expenses	904	131
Marketing and sales	224	--
General and administrative	2,627	26
Equity in net loss of affiliated companies	108	--
Operating loss	3,863	157
Financial income, net	1,950	--
Net loss	1,913	157
Loss attributable to holders of Ordinary Shares	1,913	157

Research and development expenses

Our research and development expenses for the year ended December 31, 2016 amounted to approximately $904,000, representing an increase of approximately $773,000, or 690%, compared to approximately $131,000 for the year ended December 31, 2015. The increase was primarily attributable to an increase in salaries and related personnel expenses of approximately $114,000, and an increase of approximately $588,000 in subcontracted work, reflecting an increase in the number of employees from Magna, our parent company, giving research and development services to us.

Marketing and sales

Our marketing and sales expenses for the year ended December 31, 2016 amounted to approximately $224,000, consisting primarily of salaries and related personnel expenses of approximately $115,000, approximately $27,000 in expenses related to exhibitions and conventions and approximately $53,000 in travel expenses. We did not have any marketing and sales expenses in 2015.

General and administrative

Our general and administrative expenses totaled approximately $2,627,000 for the year ended December 31, 2016, an increase of approximately $2,601,000, compared to approximately $26,000 for the year ended December 31, 2015. The increase resulted primarily from an increase of $800,000 in salaries and related personnel expenses, reflecting an increase in the number of employees, from an increase of approximately $470,000 in consultation fees to a related party and an increase of approximately $825,000 in professional services for accounting, legal, bookkeeping, and consultants.

Operating loss

As a result of the foregoing, our operating loss for the year ended December 31, 2016 was approximately $3,863,000, as compared to an operating loss of approximately $157,000 for the year ended December 31, 2015, an increase of approximately $3,706,000.

Financial expense and income

Financial expense and income consist of bank fees and other transactional costs and exchange rate differences.

We recognized financial income of approximately $1,950,000 for the year ended December 31, 2016, compared to financial income of $0 for the year ended December 31, 2015. The increase is primarily due to a change in fair value of warrants of approximately $1,847,000, and offset by exchange rate differences during 2016 of approximately $70,000.

Net loss

As a result of the foregoing, our loss for the year ended December 31, 2016 was approximately $1,913,000, as compared to approximately $157,000 for the year ended December 31, 2015, an increase of approximately $1,756,000.

Comparison of the Year ended December 31, 2015 to the Year Ended December 31, 2014.

Results of Operations	December 31,
U.S. dollars in thousands	2015	2014
Research and development expenses	131	233
General and administrative	26	35
Operating loss	157	268
Net Loss	157	268
Loss attributable to holders of Ordinary Shares	157	268

Research and development expenses

Our research and development expenses for the year ended December 31, 2015 amounted to approximately $131,000, representing a decrease of approximately $102,000, or 44%, compared to approximately $233,000 for the year ended December 31, 2014. The decrease was primarily attributable to a decrease of approximately $89,000 in salaries and related personnel expenses, reflecting a decrease in the number of employees.

General and administrative

Our general and administrative expenses totaled approximately $26,000 for the year ended December 31, 2015, a decrease of approximately $9,000, or 25.7%, compared to approximately $35,000 for the year ended December 31, 2014. The decrease resulted primarily from a decrease of approximately $6,000 in rent and office related expenses.

Operating loss

As a result of the foregoing, our operating loss and total comprehensive loss for the year ended December 31, 2015 was approximately $157,000, as compared to an operating loss and total comprehensive loss of approximately $268,000 for the year ended December 31, 2014, a decrease of approximately $111,000, or 41.6%.

Net loss

As a result of the foregoing, our net loss for the year ended December 31, 2015 was approximately $157,000, as compared to approximately $268,000 for the year ended December 31, 2014, a decrease of approximately $111,000.

Critical Accounting Policies and Estimate

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2016. We believe that the accounting policy below is critical in order to fully understand and evaluate our financial condition and results of operations.

We prepare our financial statements in accordance with U.S. GAAP. At the time of the preparation of the financial statements, our management is required to use estimates, evaluations, and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, income, and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made.

Use of estimates in the preparation of financial statements:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Our management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgment and assumptions can affect reported amounts and disclosures made. Actual results could differ from those estimates.

Financial statement in U.S. dollars

The functional currency of our business is the U.S. dollar, since the dollar is the currency of the primary economic environment in which we have operated and expects to continue to operate in the foreseeable future.

Transactions and balances denominated in dollars are presented at their original amounts. Transactions and balances denominated in foreign currencies have been re-measured to dollars in accordance with the provisions of ASC 830-10, “Foreign Currency Translation.”

All transaction gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

Fair value of financial instruments

The carrying values of cash and cash equivalents, other receivable and prepaid expenses, marketable equity securities and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

The fair value of derivative warrant liabilities (refer to Note 8 of our financial statements for the year ended December 31, 2016) was estimated using the Black Scholes Merton formula based on inputs including (i) the price of our shares; (ii) the exercise price of the warrant; (iii) risk-free interest; (iv) term available to exercise or redeem the security and (v) the volatility of our share during the relevant term.

Share-based compensation

We apply ASC 718-10, “Share-Based Payment,” or ASC 718-10, which requires the measurement and recognition of compensation expenses for all share-based payment awards made to employees and directors including employee stock options under our stock plans based on estimated fair values.

ASC 718-10 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our statement of operations.

We recognize compensation expenses for the value of non-employee awards, which have graded vesting, based on the straight-line method over the requisite service period of each award, net of estimated forfeitures.

We estimate the fair value of share options granted using a Black-Scholes options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are share price, expected volatility and the expected option term (the time from the grant date until the options are exercised or expire). Expected volatility is calculated using the appropriate industry sector. We have historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. The expected option term is calculated for options granted to employees and directors using the “simplified” method. Grants to non-employees are based on the contractual term. Changes in the determination of each of the inputs can affect the fair value of the options granted and our results of operations. During 2016, our Board of Directors approved the grant of options to purchase 1,794,205 of our Ordinary Shares, subject to the terms and condition of each specific grant.

B.	Liquidity and Capital Resources.

Overview

Since our inception through December 31, 2016, we have funded our operations principally with approximately $8,943,000 from funding from Magna and the issuance of Ordinary Shares. As of December 31, 2016, we had approximately $3,364,000 in cash and cash equivalents.

The table below presents our cash flows for the periods indicated:

U.S. dollars in thousands	December 31,
	2016	2015	2014
Operating activities	(2,380)	(157)	(268)
Investing activities	(1,757)	--	--
Financing activities	7,501	157	268
Net increase in cash and cash equivalents	3,364	--	--

Operating Activities

Net cash used in operating activities of approximately $2,380,000 during the year ended December 31, 2016 was primarily used for payment of subcontracted work, salaries and related personnel expenses, payments for professional services and travel, patent, directors fees, rent and other miscellaneous expenses.

Net cash used in operating activities of approximately $157,000 during the year ended December 31, 2015 was primarily used for payment of salaries and related personnel expenses and for travel, rent and other miscellaneous expenses.

Net cash used in operating activities of approximately $268,000 during the year ended December 31, 2014 was primarily used for payment salaries and related personnel expenses and for travel, rent and other miscellaneous expenses.

Investing Activities

Net cash used in investing activities of approximately $1,757,000 during the year ended December 31, 2016 was primarily used for payment for investment in affiliated company of approximately $1,356,000, for purchase of short term deposits of approximately $390,000, and purchase of fixed assets of approximately $73,000.

Financing Activities

Net cash provided by financing activities in the year ended December 31, 2016 consisted of approximately $7,501,000 primarily provided from net proceeds from issuance of Ordinary Shares of approximately $6,256,000, and from acquisition of a subsidiary in connection with reverse acquisition of approximately $1,245,000.

Net cash provided by financing activities in the years ended December 31, 2015 and 2014 consisted of approximately $157,000 and $268,000 of Funding from Magna.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares and warrants. We have incurred losses and generated negative cash flows from operations since January, 2011. Since January 2011, we have not generated any revenue from the sale of products and we do not expect to generate revenues from sale of our products in the next few years.

As of December 31, 2016, our cash and cash equivalents including short-term bank deposits were approximately $3.8 million. During March 2017 we completed three private placements of our Ordinary Shares pursuant to which we raised a total of $10.8 million. We expect that our existing cash, cash equivalents and short-term bank deposits will be sufficient to fund our current operations until December 2018; however, we expect that we will require substantial additional capital to complete the development of, and to commercialize, our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the costs of manufacturing our products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financings. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products. This may raise substantial doubts about our ability to continue as a going concern.

E.	Off-Balance Sheet Arrangements.

We currently do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations.

The following table summarizes our contractual obligations at December 31, 2016:

	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Facility (1)	77,700	44,400	33,300	--	--
Development Agreement with Magna (2)	1,264,000	632,000	632,000	--	--

(1)	As of December 31, 2016, we had contractual obligations with respect to our lease payments for our offices and research and development facility, in the amount of NIS 14,178 (approximately $3,700) per month.

(2)	As of December 31, 2016, we had contractual obligations with respect to our development agreement with Magna for research and development services, in the amount of NIS 200,000 (approximately $52,600) per month.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth information regarding our executive officers, key employees and directors as of April 14, 2017:

Name	Age	Position
Michael Gally	58	Chairman of the Board of Directors
Haim Siboni	57	Chief Executive Officer, Director
Eli Yoresh	46	Chief Financial Officer, Director
Ariel Dor	35	Chief Operating Officer
Doron Cohadier	42	Vice President of Business Development
Dror Elbaz	38	Vice President of Research and Development
Ehud Aharoni	59	Director
Avishay Cohen	51	Director
Shaul Gilad	51	Director
Zeev Levenberg	52	Director

Michael Gally, Chairman of the Board of Directors

Mr. Michael Gally has served on our board of directors since January 2016, and as our Chairman since March 2016. From 2011 to 2016, Mr. Gally served as the manager and owner of MG Business Development, a leading consulting practice. From 2011 to 2016, Mr. Gally served as lecturer at the Tel Aviv University Faculty of Management - The Graduate School of Business Administration. Mr. Gally teaches several advanced marketing elective courses in the M.B.A. and E.M.B.A. programs. Mr. Gally takes an active part as an expert in export activities, initiated by the State of Israel. Mr. Gally holds an M.B.A. from Tel Aviv University Faculty of Management - The Graduate School of Business Administration.

Haim Siboni, Chief Executive Officer, Director

Mr. Haim Siboni has served as our Chief Executive Officer and on our board of directors since December 2015. Mr. Siboni has also served as the chief executive officer and as a director of Magna B.S.P. Ltd., our parent company, since January 2001. Mr. Siboni has many years of professional experience, as well as a broad skillset, in fields such as engineering, marketing and business management of electronics, video, TV, multimedia, computerized systems, line and wireless telecommunication, design and development of systems and devices – including electro-optic radar systems.

Eli Yoresh, Chief Financial Officer, Director

Mr. Eli Yoresh has served as our Chief Financial Officer since March 2010, and on our board of directors since October 2010. Mr. Yoresh is a seasoned executive with over 15 years of executive and financial management experience, mainly, with companies from the financial, technology and industrial sectors. Mr. Yoresh served as the chief executive officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. In addition, since October 2010, Mr. Yoresh has served as a director at Proteologics Ltd. (TASE: PRTL), and since March 2014, Mr. Yoresh has served as a director at Nano Dimension Ltd. (NASDAQ, TASE: NNDM). Mr. Yoresh’s previous directorships include Greenstone Industries Ltd. (TASE: GRTN) from January 2013 to June 2015, as the Chairman of both and Zmicha Investment House Ltd. (TASE: TZMI-M) from February 2013 to July 2015 and Gefen Biomed investments Ltd. (TASE: GEFEN) from April 2013 to July 2015. Mr. Yoresh holds a B.A. in Business Administration from the College of Management in Israel and an M.A. in Law from Bar-Ilan University in Israel. Mr. Yoresh is a Certified Public Accountant in Israel.

Ariel Dor, Chief Operating Officer

Mr. Ariel Dor has served as our Chief Operating Officer since January 2016. Mr. Dor served as a strategic consultant at Matrix IT Ltd. (TASE: MTRX) from September 2009 to September 2010. He also served as a Team Leader at Elbit Systems Ltd. (NASDAQ: ESLT) from September 2010 to October 2012. Mr. Dor served as a Business Development Manager for Clal Energy from October 2012 to December 2013. Furthermore, he served as the head of mobile and energy IOT division of Galooli Group Ltd. from January 2014 to January 2016. Mr. Dor has extensive experience in the fields of business strategy, marketing and sales operation, and channels management. Mr. Dor holds a B.Sc. in Electrical Engineering and Microelectronics from Tel Aviv University.

Doron Cohadier, Vice President of Business Development

Mr. Doron Cohadier has served as our Vice President of Business Development since January 2017. Mr. Cohadier has more than 15 years of managerial experience, mainly in the field of business development. From 2011 to 2017, Mr. Cohadier served as a Director Business Development and Marketing of Elbit Systems Ltd. (NASDAQ, TASE: ESLT). Mr. Cohadier holds a B.Sc. in Industrial Engineering from Brunel University, London, and an Executive M.B.A. from the Recanati School of Business Administration of the Tel Aviv University.

Dror Elbaz, Vice President of Research and Development

Mr. Dror Elbaz has served as our Vice President of Research and Development since December 2016. Mr. Elbaz has more than 10 years of research and development experience with multidisciplinary and highly engineered electro-optical systems, image acquisition, image processing and 3D reconstruction. From 2009 to 2015, Mr. Elbaz served as an R&D Projects Manager and as an Application Product Team Leader at Orbotech Ltd. (NASDAQ: ORBK). From 2015 to 2016, Mr. Elbaz served as a Technical Projects Manager and as Vice President of Engineering at Replay Video Technologies Ltd. Mr. Cohadier holds a B.Sc. in Computer Engineering from Bar Ilan University, Israel, and an M.B.A. in Technological Companies Management from the College of Management, Rishon LeZion, Israel.

Ehud Aharoni, Director

Mr. Ehud Aharoni has served on our board of directors as an independent director since January 2016. Mr. Aharoni has also served on our Audit and Compensation Committee since January 2016. For over 15 years, Mr. Aharoni has lectured at the Tel-Aviv University, Coller School of Management in a variety of strategic courses, and holds a number of senior administrative positions, including the chief executive officer & academic director of Lahav Executive Education, Coller School of Management, since 2006, and the Executive Director of the Eli Hurvitz Institute of Strategic Management, since 2005. Before joining Lahav Executive Education, Mr. Aharoni served as an independent strategic consultant to leading Israeli firms and organizations. Mr. Aharoni holds a bachelor’s degree in statistics and operations research, an M.B.A. specializing in Finance and a Continuing Studies, and an M.B.A. specializing in International Management, all from the Tel Aviv University.

Avishay Cohen, Director

Mr. Avishay Cohen has served on our board of directors as an external director since January 2009. Mr. Cohen has also served on our Audit and Compensation Committee since January 2009. From 2012 to 2014, Mr. Cohen served as the chief executive officer of Eilat Harbour, and since 2014 he has served as the Chief Executive Officer of Yafenof Ltd. Mr. Cohen holds a B.A. and an M.A. in Governmental Administration from the Bar Ilan University.

Shaul Gilad, Director

Mr. Shaul Gilad has served on our board of directors since January 2016. From 2006 to 2010 Mr. Gilad served as the chief financial officer for Champion Motors. From 2010 to 2012 Mr. Gilad served as the chief financial officer and as an executive vice president for Gadot Chemical Ltd. Since 2012, Mr Gilad has served as chief financial officer and as an executive vice president for Aeronautics Ltd. Mr. Gilad holds a B.A. in Economics and Accounting (cum laude) from the Hebrew University, and he is certified public accountant in Israel.

Zeev Levenberg, Director

Zeev Levenberg has served on our board of directors as an external director since July 2011. Mr. Levenberg has also served on our Audit and Compensation Committees since July 2014. Since 2013, Mr. Levenberg has served as the sole owner, director and chief executive officer of My Connecting Group Ltd. From 2008 to 2014, Mr. Levenberg served as a director at Adler Investments Ltd. Additionally, since 2009, Mr. Levenberg has served as a director at Greenenergy Renewable Energy Ltd. From 2009 to 2014, Mr. Levenberg served as a director at Arazim investments Ltd. Furthermore, since 2012, Mr. Levenberg has served as a director at MySize Inc. Mr. Levenberg holds an M.B.A. in Financial Management from Bar-Ilan University Business School, and a B.Sc. in Life Science from the Hebrew University.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

With the exception of our director, Mr. Haim Siboni, Mr. Michael Gally, Mr. Shaul Gilad, and Mr. Ehud Aharoni, who were nominated by Magna pursuant to, and whose appointments were approved by a general meeting of our shareholders as part of, the Merger, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected. See “Related Party Transactions” for additional information.

B.	Compensation.

Prior to January 2016, we did not pay any directors or senior management. Prior to October 2015, we were operated as a segment of our parent company. The following table presents in the aggregate all compensation we paid to all of our directors and senior management from January 1, 2016 through December 31, 2016. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect our cost, in thousands of U.S. dollars. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.843 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 8 persons	$479,000	-	$259,000

In accordance with the Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. With respect to the year ended December 31, 2016, we only had three executive officers for which we were required to provide this individual disclosure. The table below reflects the compensation granted during or with respect to the year ended December 31, 2016.

Executive Officer	Salary and Related Benefits	Share Based Compensation	Total

Haim Siboni	$189,000	-	$189,000

Eli Yoresh	$103,000	$346,000	$449,000

Ariel Dror	$125,000	-	$125,000

Employment Agreements

We have entered into written employment or services agreements with each of our executive officers in January 2016. All of these agreements contain customary provisions regarding noncompetition, confidentiality of information and most of them contain also customary provisions regarding assignment of inventions. However, the enforceability of the noncompetition provisions may be limited under applicable law. In addition, we have entered into agreements with each executive officer and director pursuant to which we have agreed to indemnify each of them up to a certain amount and to the extent that these liabilities are not covered by directors and officers insurance. Members of our senior management may be eligible for bonuses in accordance with our compensation policy and as set forth by our board of directors.

For a description of the terms of our options and option plans, see “Item 6. E. Share Ownership” below.

Directors’ Service Contracts

Other than with respect to our directors that are also executive officers, we do not have written agreements with any director providing for benefits upon the termination of his or her engagement with our company.

C.	Board Practices.

Introduction

Our board of directors presently consists of seven members, including two external directors required to be appointed under the Companies Law. We believe that Ehud Aharoni, Avishay Cohen, Zeev Levenberg, and Michael Gally are “independent” for purposes of the NASDAQ Stock Market rules. Our amended and restated articles of association provide that the number of board of directors’ members (including external directors) shall be set by the general meeting of the shareholders provided that it will consist of not less than three and not more than ten members. Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the board of directors’ compensation committee and of the board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

Each director, except external directors, will hold office until he or she resigns or unless he or she is removed by a majority vote of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our amended and restated articles of association.

In addition, under certain circumstances, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), until the next annual general meeting or special general meeting in which directors may be appointed or terminated. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “Item 6. C—Board Practices—External Directors” below.

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may nominate a director. However, any such shareholder may make such a nomination only if a written notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possess the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law.

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors of our company who are required to have accounting and financial expertise is two.

The board of directors may elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors, and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, we have a separate chairman and chief executive officer.

The board of directors may, subject to the provisions of the Companies Law, delegate any or all of its powers to committees of the board, and it may, from time to time, revoke such delegation or alter the composition of any such committees, subject to certain limitations. Unless otherwise expressly provided by the board of directors, the committees shall not be empowered to further delegate such powers. The composition and duties of our audit committee, financial statement examination committee and compensation committee are described below.

The board of directors oversees how management monitors compliance with our risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by us. The board of directors is assisted in its oversight role by an internal auditor. The internal auditor undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to our audit committee.

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence. As of the date hereof, our external directors are Messrs. Zeev Levenberg and Avishay Cohen.

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the NASDAQ Stock Market rules, has “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise”. An external director may not be appointed to an additional term unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors. We have determined that Mr. Zeev Levenberg has accounting and financial expertise.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses a high degree of proficiency in, and an understanding of, business - accounting matters and financial statements, such that he or she is able to understand the financial statements of the company in depth and initiate a discussion about the manner in which financial data is presented. A director is deemed to have “professional expertise” if he or she holds an academic degree in certain fields or has at least five years of experience in certain senior positions.

External directors are elected by a majority vote at a shareholders’ meeting, so long as either:

●	at least a majority of the shares held by shareholders who are not controlling shareholders and do not have personal interest in the appointment (excluding a personal interest that did not result from the shareholder’s relationship with the controlling shareholder) have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered); or

●	the total number of shares voted against the election of the external director, does not exceed 2% of the aggregate voting rights of the company.

The Companies Law provides for an initial three-year term for an external director. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that:

(1)	his or her service for each such additional term is recommended by one or more shareholders holding at least one percent of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent of the aggregate voting rights in the company and such external director is not an interested shareholder or a competitor or relative of such shareholder, at the time of appointment, and is not affiliated with or related to an interested shareholder or competitor, at the time of appointment or the two years prior to the date of appointment. An "Interested shareholder or a competitor " is a shareholder who recommended the appointment for each such additional term or a substantial shareholder, if at the time of appointment, it, its controlling shareholder or a company controlled by any of them, has business relations with the company or any of them are competitors of the company;

(2)	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same disinterested majority required for the initial election of an external director (as described above); or

(3)	the external director offered his or her service for each such additional term and was approved in accordance with the provisions of section (1) above.

The term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the NASDAQ Stock Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed only by a special general meeting of shareholders called by the board of directors after the board has determined that circumstances allow such dismissal, at the same special majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required under the Companies Law to call a shareholders meeting as soon as possible to appoint such number of new external directors in order that the company thereafter has two external directors.

External directors may be compensated only in accordance with regulations adopted under the Companies Law.

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders of a company.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

●	information on the advisability of a given action brought for his approval or performed by him by virtue of his position; and

●	all other important information pertaining to these actions.

The duty of loyalty of an office holder requires an office holder to act in good faith and for the benefit of the company, and includes a duty to:

●	refrain from any conflict of interest between the performance of his duties in the company and his performance of his other duties or personal affairs;

●	refrain from any action that is competitive with the company’s business;

●	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or others; and

●	disclose to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder.

Approval of Related Party Transactions under Israeli Law

General

Under the Companies Law, we may approve an action by an office holder from which the office holder would otherwise have to refrain, as described above, if:

●	the office holder acts in good faith and the act or its approval does not cause harm to the company; and

●	the office holder disclosed the nature of his or her interest in the transaction (including any significant fact or document) to the company at a reasonable time before the company’s approval of such matter.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder disclose to the company, promptly, and, in any event, not later than the board meeting at which the transaction is first discussed, any direct or indirect personal interest that he or she may have and all related material information known to him or her relating to any existing or proposed transaction by the company. If the transaction is an extraordinary transaction, the office holder must also disclose any personal interest held by:

●	the office holder’s relatives; or

●	any corporation in which the office holder or his or her relatives holds 5% or more of the shares or voting rights, serves as a director or general manager or has the right to appoint at least one director or the general manager.

Under the Companies Law, an extraordinary transaction is a transaction:

●	not in the ordinary course of business;

●	not on market terms; or

●	that is likely to have a material effect on the company’s profitability, assets or liabilities.

The Companies Law does not specify to whom within us nor the manner in which required disclosures are to be made. We require our office holders to make such disclosures to our board of directors.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve a transaction between the company and an office holder, or a third party in which an office holder has a personal interest, unless the articles of association provide otherwise and provided that the transaction is in the company’s interest. If the transaction is an extraordinary transaction in which an office holder has a personal interest, first the audit committee and then the board of directors, in that order, must approve the transaction. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in an extraordinary transaction, which is considered at a meeting of the board of directors or the audit committee, may not be present at this meeting or vote on this matter, unless a majority of the board of directors or the audit committee, as the case may be, has a personal interest. If a majority of the board of directors has a personal interest, then shareholder approval is generally also required.

Under the Companies Law, all arrangements as to compensation of office holders require approval of the compensation committee and board of directors, and compensation of office holders who are directors must be also approved, subject to certain exceptions, by the shareholders, in that order.

Disclosure of Personal Interests of a Controlling Shareholder

Under the Companies Law, the disclosure requirements that apply to an office holder also apply to a controlling shareholder of a public company. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, including a private placement in which a controlling shareholder has a personal interest, as well as transactions for the provision of services whether directly or indirectly by a controlling shareholder or his or her relative, or a company such controlling shareholder controls, and transactions concerning the terms of engagement of a controlling shareholder or a controlling shareholder’s relative, whether as an office holder or an employee, require the approval of the audit committee or the compensation committee, as the case may be, the board of directors and a majority of the shares voted by the shareholders of the company participating and voting on the matter in a shareholders’ meeting. In addition, the shareholder approval must fulfill one of the following requirements:

●	at least a majority of the shares held by shareholders who have no personal interest in the transaction and are voting at the meeting must be voted in favor of approving the transaction, excluding abstentions; or

●	the shares voted by shareholders who have no personal interest in the transaction who vote against the transaction represent no more than 2% of the voting rights in the company.

In addition, any extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest with a term of more than three years requires the abovementioned approval every three years; however, such transactions not involving the receipt of services or compensation can be approved for a longer term, provided that the audit committee determines that such longer term is reasonable under the circumstances.

The Companies Law requires that every shareholder that participates, in person, by proxy or by voting instrument, in a vote regarding a transaction with a controlling shareholder, must indicate in advance or in the ballot whether or not that shareholder has a personal interest in the vote in question. Failure to so indicate will result in the invalidation of that shareholder’s vote.

The term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated.

Duties of Shareholders

Under the Companies Law, a shareholder has a duty to refrain from abusing its power in the company and to act in good faith and in an acceptable manner in exercising its rights and performing its obligations toward the company and other shareholders, including, among other things, voting at general meetings of shareholders (and at shareholder class meetings) on the following matters:

●	amendment of the articles of association;

●	increase in the company’s authorized share capital;

●	merger; and

●	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from oppressing other shareholders.

The remedies generally available upon a breach of contract will also apply to a breach of the above mentioned duties, and in the event of oppression of other shareholders, additional remedies are available to the injured shareholder.

In addition, any controlling shareholder, any shareholder that knows that its vote can determine the outcome of a shareholder vote and any shareholder that, under a company’s articles of association, has the power to appoint or prevent the appointment of an office holder, or has another power with respect to a company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness, taking the shareholder’s position in the company into account.

Committees of the Board of Directors

Our board of directors has established three standing committees, the audit committee, the compensation committee and the Financial Statement Examination Committee.

Audit Committee

Under the Israeli Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors (one of whom must serve as chair of the committee). The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder.

In addition, under the Israeli Companies Law, a majority of the members of the audit committee of a publicly-traded company must be unaffiliated directors. In general, an “unaffiliated director” under the Israeli Companies Law is defined as either (i) an external director, or (ii) an individual who has not served as a director of the company for a period exceeding nine consecutive years and who meets the qualifications for being appointed as an external director, except that he or she need not meet the requirement being an Israeli resident (which does not apply to companies such as ours whose securities have been offered outside of Israel or are listed outside of Israel) and for accounting and financial expertise or professional qualifications.

Our audit committee, acting pursuant to a written charter, is comprised of Messrs. Zeev Levenberg, Avishay Cohen and Ehud Aharoni.

Under the Companies Law, our audit committee is responsible for:

(i)	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “Item 6 C.—Board Practices—Approval of Related Party Transactions under Israeli law”);

(iii)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(iv)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

(v)	establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees; and

(vi)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Item 6 C.—Board Practices—Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

NASDAQ Stock Market Requirements for Audit Committee

Under the NASDAQ Stock Market rules, we are required to maintain an audit committee consisting of at least three members, all of whom are independent and are financially literate and one of whom has accounting or related financial management expertise.

As noted above, the members of our audit committee include Mr. Levenberg and Mr. Cohen who are external directors, and Mr. Aharoni who is an independent director, each of whom is “independent,” as such term is defined in under NASDAQ Stock Market rules. Mr. Levenberg serves as the chairman of our audit committee. All members of our audit committee meet the requirements for financial literacy under the NASDAQ Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the NASDAQ Stock Market rules.

Financial Statement Examination Committee

Under the Companies Law, the board of directors of a public company in Israel must appoint a financial statement examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements. Our financial statement examination committee is comprised of Messrs. Zeev Levenberg, Avishay Cohen and Ehud Aharoni. The function of a financial statements examination committee is to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (1) estimations and assessments made in connection with the preparation of financial statements; (2) internal controls related to the financial statements; (3) completeness and propriety of the disclosure in the financial statements; (4) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (5) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements. Our independent registered public accounting firm and our internal auditor are invited to attend all meetings of our financial statements examination committee.

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. However, subject to certain exceptions, Israeli companies whose securities are traded on stock exchanges such as the NASDAQ Stock Market, and who do not have a shareholder holding 25% or more of the company’s share capital, do not have to meet this majority requirement; provided, however, that the compensation committee meets other Companies Law composition requirements, as well as the requirements of the jurisdiction where the company’s securities are traded. Each compensation committee member that is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to (a) who may not be a member of the committee and (b) who may not be present during committee deliberations as described above.

Our compensation committee is acting pursuant to a written charter, and consists of Messrs. Zeev Levenberg, Avishay Cohen and Ehud Aharoni, each of whom is “independent,” as such term is defined under the NASDAQ Stock Market rules. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our articles of association, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the NASDAQ Stock Market rules.

Our compensation committee reviews and recommends to our board of directors: (1) the annual base compensation of our executive officers and directors; (2) annual incentive bonus, including the specific goals and amount; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements/provisions; (5) retirement grants and/or retirement bonuses; and (6) any other benefits, compensation, compensation policies or arrangements.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority. Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, and that the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be beneficial to the company. Our compensation policy was approved by our shareholders on December 22, 2015, and an amendment thereto was approved by our shareholders on April 17, 2016.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, expertise and accomplishments of the relevant director or executive;

●	the director’s or executive’s roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the terms of service of an office holder and the cost of compensation of the other employees of the company, including those employed through manpower companies;

●	the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective.

The compensation committee is responsible for (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders) and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	assessing implementation of the compensation policy;

●	determining whether the terms of compensation of certain office holders of the company need not be brought to approval of the shareholders; and

●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must also appoint an internal auditor nominated by the audit committee. Our internal auditor is Mr. Ido Cnaan. The role of the internal auditor is to examine, among other things, whether a company’s actions comply with the law and proper business procedure. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to nominate or appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not our employee, but the managing partner of a firm which specializes in internal auditing.

Remuneration of Directors

Under the Companies Law, remuneration of directors is subject to the approval of the compensation committee, thereafter by the board of directors and thereafter, unless exempted under the regulations promulgated under the Companies Law, by the general meeting of the shareholders. In case the remuneration of the directors is in accordance with regulations applicable to remuneration of the external directors then such remuneration shall be exempt from the approval of the general meeting. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply.

Insurance

Under the Companies Law, a company may obtain insurance for any of its office holders against the following liabilities incurred due to acts he or she performed as an office holder, if and to the extent provided for in the company’s articles of association:

●	breach of his or her duty of care to the company or to another person, to the extent such a breach arises out of the negligent conduct of the office holder;

●	a breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his or her act would not prejudice the company’s interests; and

●	a financial liability imposed upon him or her in favor of another person concerning an act performed by such office holder in his or her capacity as an officer holder.

We currently have directors’ and officers’ liability insurance, providing total coverage of $10,000,000 for the benefit of all of our directors and officers, in respect of which we paid a twelve-month premium of approximately $11,500, which expires on January 5, 2017.

On February 28, 2016, our compensation committee and board of directors approved our entering into a professional liability insurance agreement for officers and directors therein who will serve us from time to time for a period of 12 months retroactively commencing on January 6, 2016, and until January 5, 2017, with the yearly premium and a liability limit set forth above. As required by the Companies Law, this matter was submitted to a vote, and approved by our shareholders on April 17, 2016.

Indemnification

The Companies Law provides that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (b) in connection with a monetary sanction

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court,: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceedings of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent.

Our amended and restated articles of association allow us to indemnify our office holders up to a certain amount. The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen based on the Company's activities at the time that the undertaking to indemnify is made; and

●	in amount or criterion determined by the board of directors, to be reasonable under the circumstances.

We have entered into indemnification agreements with all of our directors and with certain members of our senior management. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Exculpation

Under the Companies Law, an Israeli company may not exculpate an office holder from liability for a breach of his or her duty of loyalty, but may exculpate in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exculpation is included in its articles of association. Our amended and restated articles of association provide that we may exculpate any office holder from liability to us to the fullest extent permitted by law. Under the indemnification agreements, we exculpate and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that we may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exculpation) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as of our amended and restated articles of association, which are exhibits to this registration statement on Form 20-F, and are incorporated herein by reference.

There are no service contracts between us or our Subsidiary, on the one hand, and our directors in their capacity as directors, on the other hand, providing for benefits upon termination of service.

D.	Employees.

As of April 14, 2017, we had four full-time senior management employees, including our Chief Executive Officer, Chief Operating Officer, Vice President of Research and Development, Vice President of Business Development, and an additional part-time senior manager – our chief financial officer. In addition, we have ten other full-time employee and thirteen part-time service providers. All of our employees are located in Israel. None of our employees are represented by labor unions or covered by collective bargaining agreements. We believe that we maintain good relations with all of our employees. However, in Israel, we are subject to certain Israeli labor laws, regulations and national labor court precedent rulings, as well as certain provisions of collective bargaining agreements applicable to us by virtue of extension orders issued in accordance with relevant labor laws by the Israeli Ministry of Economy and which apply such agreement provisions to our employees even though they are not part of a union that has signed a collective bargaining agreement.

All of our employment and consulting agreements include employees’ and consultants’ undertakings with respect to non-competition, assignment to us of intellectual property rights developed in the course of employment, and confidentiality. The enforceability of such provisions is limited by Israeli law.

E.	Share Ownership.

The following table sets forth information regarding beneficial ownership of our ordinary shares as of April 14, 2017, by:

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

	No. of Shares Beneficially Owned (1)	Percentage Owned (2)
Directors and executive officers:
Ehud Aharoni (3)	300,000	0.37%
Avishay Cohen	-	-
Ariel Dor	-	-
Michael Gally (3)	300,000	0.37%
Shaul Gilad (3)	300,000	0.37%
Zeev Levenberg	-	-
Haim Siboni	-	-
Eli Yoresh (4)	1,794,205	2.20%
All directors and executive officers as a group (8 persons)	2,694,205	3.31%

(1)

Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	The percentages shown are based on 81,705,799 Ordinary Shares issued and outstanding as of April 14, 2017.

(3)	Includes options to purchase 300,000 Ordinary Shares that are currently exercisable at an exercise price of NIS 1.95 (approximately $0.52) per share.

(4)	Includes options to purchase 1,794,205 Ordinary Shares that are currently exercisable at an exercise price of NIS 0.3 (approximately $0.08) per share.

2016 Share Option Plan

We maintain one equity incentive plan – our 2016 Share Option Plan, or the 2016 Plan. As of April 14, 2017, the number of Ordinary Shares reserved for the exercise of options granted under the plan was 10,959,403. In addition, options to purchase 2,694,205 Ordinary Shares were issued and outstanding, out of which options to purchase 897,103 Ordinary Shares were vested as of that date, with an exercise price of NIS 0.30 (approximately $0.08) per share and options to purchase 150,000 Ordinary Shares were vested as of that date, with an exercise price of NIS 1.95 (approximately $0.54) per share.

Our 2016 Plan was adopted by our board of directors in November 2015, and expires in November 2025. Our employees, directors, officers, and services providers, including those who are our controlling shareholders, as well as those of our affiliated companies, are eligible to participate in this plan.

Our 2016 Plan is administered by our board of directors, regarding the granting of options and the terms of option grants, including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of this plan. Eligible Israeli employees, officers and directors, would qualify for provisions of Section 102(b)(2) of the Tax Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof for two years from the date of the registration of the options in the name of the trustee. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or ordinary shares by the trustee to the employee or upon the sale of the options or ordinary shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(9) of the Tax Ordinance, which does not provide for similar tax benefits. The 2016 Plan also permits granting options to Israeli grantees who do not qualify under Section 102(b)(2).

As a default, our 2016 Plan provides that upon termination of employment for any reason, other than in the event of death or disability, all unvested options will expire and all vested options will generally be exercisable for 6 months following such termination, or such other period as determined by the plan administrator, subject to the terms of the 2016 Plan and the governing option agreement. Notwithstanding the foregoing, in the event the employment is terminated for cause (including, inter alia, a breach of confidentiality or non-compete obligations to us, and commission of an act involving moral turpitude or an act that causes harm to us) all options granted to such employee, whether vested or unvested, will not be exercisable and will terminate on the date of the termination of his employment.

Upon termination of employment due to death or disability, all the options vested at the time of termination will generally be exercisable for 12 months, or such other period as determined by the plan administrator, subject to the terms of the 2016 Plan and the governing option agreement.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information regarding beneficial ownership of our ordinary shares as of April 14, 2017 by each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding ordinary shares.

Except as indicated in footnotes to this table, we believe that the shareholders named in this table have sole voting and investment power with respect to all shares shown to be beneficially owned by them, based on information provided to us by such shareholders. The shareholders listed below do not have any different voting rights from any of our other shareholders.

	No. of Shares Beneficially Owned (1)	Percentage Owned (2)
Holders of more than 5% of our voting securities:
Magna – B.S.P. Ltd.	35,884,116	43.92%
Kfir Silberman	4,499,026	5.51%

(1)

Beneficial ownership is determined in accordance with the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person, even if not the record owner, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

(2)	The percentages shown are based on 81,705,799 Ordinary Shares issued and outstanding as of April 14, 2017.

Changes in Percentage Ownership by Major Shareholders

On October 11, 2015, we entered into the Merger with Magna and the Subsidiary, whereby we acquired from Magna 100% of the share capital of the Subsidiary. As a result of the Merger, Magna received an aggregate amount of approximately 61.86% of our issued and outstanding Ordinary Shares, as of January 5, 2016. As of December 31, 2016, Magna owned 49.11% of our issued and outstanding Ordinary Shares and as of April 14, 2017, Magna owns 43.92% of our issued and outstanding Ordinary Shares.

For a detailed description of the Merger, see “Related Party Transactions – Merger Agreement.”

Record Holders

Based upon a review of the information provided to us by our transfer agent and custodian bank in the United States, as of April 14, 2017, there were a total of 10 holders of record of our shares, of which all record holders had registered addresses in Israel. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside, since many of these shares were held of record by brokers or other nominees.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and here are no arrangements known to us which would result in a change in control of us at a subsequent date.

B.	Related Party Transactions.

See “Item 6.B Compensation” for compensation to our directors and officers.

Options

Since our inception we have granted options to purchase our Ordinary Shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions. We describe our option plans under “Management—Equity Incentive Plan.” If the relationship between us and an executive officer or a director is terminated, except for cause (as defined in the various option plan agreements), options that are vested will generally remain exercisable for six months after such termination.

Merger Agreement

On October 11, 2015, we entered into the Merger with Magna and the Subsidiary (under its previous name Four Eyes Autonomous Ltd.), whereby we acquired from Magna 100% of the share capital of the Subsidiary. For accounting purposes, this transaction was treated as a reverse recapitalization. Pursuant to the Merger, as amended on November 16, 2015 and December 28, 2015, we issued 35,884,116 Ordinary Shares to Magna, which constituted approximately 61.86% of our issued and outstanding share capital, on a fully diluted basis. Furthermore, as a condition to the Merger, we undertook to receive repayment of a loan that we gave to Kfir Silberman, a former controlling shareholder, in the sum of NIS 3,166,276 (approximately $833,230), and to have a net cash balance of at least NIS 5,000,000 (approximately $1,315,790), on the closing date of the Merger.

As part of the foregoing merger agreement, Magna was provided with the right to nominate the following four directors: Mr. Haim Siboni, Mr. Michael Gally, Mr. Shaul Gilad, and Mr. Ehud Aharoni. Their appointment to our board of directors was confirmed at a general meeting of our shareholders on December 22, 2015, and became effective on January 5, 2016.

Asset Transfer Agreement

Following the Merger, on January 5, 2016, the Subsidiary (under its previous name Four Eyes Autonomous Ltd.) entered into an asset transfer agreement with Magna whereby Magna transferred to the Subsidiary Magna’s intellectual property rights and assets in the field of vehicle safety for the purpose of using such rights and assets only in the field of vehicle safety. The asset transfer agreement became effective retroactively on October 11, 2015. The transfer of the assets was made in order to allow the Subsidiary to further develop the technology as a separate entity from Magna. No consideration was paid to Magna. Per the asset transfer agreement, Magna was granted a right of first refusal to purchase back the assets, or any part thereof, in case that the Subsidiary ceases its activity in the field of vehicle safety or ceases the use and sells the assets. Also, pursuant to the asset transfer agreement, Magna may continue to use the transferred asset in any field other than vehicle safety.

Services Agreement

Following the Merger, on January 5, 2016, Magna entered into a services agreement with the Subsidiary, which provides that, for a period of 12 months following the Merger, Magna shall provide the Subsidiary with certain services, primarily with respect to the design and development of algorithms and ADAS designated computer vision software in consideration of monthly payments at agreed upon rates for each of Magna’s workers, not to exceed the aggregate monthly consideration of NIS 200,000 plus VAT. Furthermore, the Subsidiary may extend the Agreement by two additional 12 month periods.

Service Agreement with L.I.A Capital Ltd.

Following the Merger, on January 5, 2016, we (under our previous name Asia Development (A.D.B.M.) Ltd.) entered into a service agreement with L.I.A. Capital Ltd. or L.I.A., an Israeli company wholly-owned by Kfir Silberman, a former controlling shareholder. The agreement provides that for a period of 12 months following the Merger, L.I.A. will provide us with certain services, on a part-time basis of a 40% work week, primarily consisting of management consulting, supporting the Chief Executive Officer, and financial consulting on matters related to capital markets, for a monthly consideration of NIS 27,500 plus VAT. The agreement will be automatically renewed at the end of its term for up to three additional 12 month periods. In addition, pursuant to the terms of the agreement, L.I.A Capital will be entitled to 5% of all funds raised by us from investors introduced by L.I.A.

C.	Interests of Experts and Counsel.

None.

ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

We are not currently subject to any material legal proceedings.

Dividends

We have never declared or paid any cash dividends on our Ordinary Shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

The Israeli Companies Law imposes further restrictions on our ability to declare and pay dividends.

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10E. Taxation”, for additional information.

B.	Significant Changes.

No significant change, other than as otherwise described in this registration statement on Form 20-F, has occurred in our operations since the date of our consolidated financial statements included in this registration statement on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details.

Our Ordinary Shares have been trading on the TASE since 1987. From July 2015 until October 2015, we did not have any business activity, excluding administrative management. On October 11, 2015, we entered into the Merger with Magna and the Subsidiary. The following table sets forth, for the periods indicated since the date of the Merger, the reported high and low sale prices of our Ordinary Shares on the TASE in NIS and U.S. dollars. U.S. dollar per Ordinary Share amounts are calculated using the U.S. dollar representative rate of exchange on the date to which the high or low market price is applicable, as reported by the Bank of Israel.

	NIS Price Per Ordinary Share		USD Price Per Ordinary Share
	High	Low	High	Low

Annual:
2016	2.46	1.68	0.65	0.44
2015	2.15	1.67	0.55	0.43
2014	1.35	0.41	0.39	0.11
2013	0.79	0.45	0.22	0.13
2012	1.35	0.56	0.35	0.14
2011	2.08	1.16	0.57	0.31

Quarterly:
First Quarter 2017	3.58	1.74	0.99	0.45
Fourth Quarter 2016	2.46	1.68	0.65	0.44
Third Quarter 2016	2.15	1.83	0.57	0.48
Second Quarter 2016	2.17	1.93	0.57	0.50
First Quarter 2016	2.33	1.78	0.59	0.45
Fourth Quarter 2015	2.15	1.67	0.55	0.43
Third Quarter 2015	2.08	0.89	0.54	0.24
Second Quarter 2015	0.93	0.44	0.25	0.11
First Quarter 2015	0.49	0.40	0.12	0.10
Fourth Quarter 2014	0.52	0.41	0.14	0.11
Third Quarter 2014	1.27	0.42	0.37	0.12
Second Quarter 2014	1.34	0.46	0.39	0.13
First Quarter 2014	0.69	0.43	0.20	0.12

Most Recent Six Months:
March 2017	3.58	2.13	0.99	0.59
February 2017	2.30	2.03	0.61	0.55
January 2017	2.44	1.74	0.64	0.45
December 2016	2.00	1.68	0.52	0.44
November 2016	2.19	1.92	0.57	0.50
October 2016	2.46	2.22	0.65	0.58

For a description of the rights of our ADSs, see “Item 12. Description of Securities Other Than Equity Securities – American Depositary Shares.”

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our Ordinary Shares have been trading on the TASE since 1987.

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital.

As of April 14, 2017, our authorized share capital consisted of 200,000,000 Ordinary Shares, no par value per share, of which 81,705,799 shares were issued and outstanding as of such date. All of our outstanding Ordinary Shares have been validly issued, fully paid and non-assessable. Our Ordinary Shares are not redeemable and are not subject to any preemptive right. In December 2015 we increased our authorized share capital to 200,000,000 Ordinary Shares from 22,500,000 Ordinary Shares, and in April 2016 we cancelled the par value of our Ordinary Shares.

In the last three years, we have issued an aggregate of 61,969,535 Ordinary Shares in several private placements for aggregate net proceeds of approximately $13.2 million.

2,028,568 Ordinary Shares issued in May 2016 include a partial ratchet anti-dilution protection in the event that within a period of 12 months the Company will issue new securities at a price per share lower than NIS 1.75 (approximately $ 0.45), the price per share of the May 2016 issuance, in which case an applicable number of Ordinary Shares will be issued to purchasers of the Ordinary Shares to retroactively adjust their effective purchase price to align with the purchase price at which such new securities are issued. The anti-dilution protection shall not apply to any decrease in price per share under NIS 1.20.4

In addition to Ordinary Shares, in the last three years, we have issued warrants to purchase an aggregate of 39,346,015 Ordinary Shares to advisors, consultants and investors, with exercise prices ranging from NIS 1.95 (approximately $0.52) to NIS 4.0 (approximately $1.03) per share, and granted options to purchase an aggregate of 2,694,205 Ordinary Shares to directors, officers and employees with exercise prices ranging from of NIS 0.3 (approximately $0.08) to NIS 1.95 (approximately $0.52) per share.

B.	Memorandum and Articles of Association.

Our registration number with the Israeli Registrar of Companies is 52-003606-2.

Purposes and Objects of the Company

Our purpose is set forth in Section 3 of our amended and restated articles of association and includes every lawful purpose.

The Powers of the Directors

Our board of directors shall direct our policy and shall supervise the performance of our chief executive officer and his actions. Our board of directors may exercise all powers that are not required under the Companies Law or under our amended and restated articles of association to be exercised or taken by our shareholders or management.

Rights Attached to Shares

Our Ordinary Shares shall confer upon the holders thereof:

●	equal right to attend and to vote at all of our general meetings, whether regular or special, with each Ordinary Share entitling the holder thereof, which attend the meeting and participate at the voting, either in person or by a proxy or by a written ballot, to one vote;

●	equal right to participate in distribution of dividends, if any, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and

●	equal right to participate, upon our dissolution, in the distribution of our assets legally available for distribution, on a per share pro rata basis.

4

Election of Directors

Pursuant to our amended and restated articles of association, our directors are elected at an annual general meeting and/or a special meeting of our shareholders and serve on the board of directors until they resign or until they cease to act as board members pursuant to the provisions of our amended and restated articles of association or any applicable law. In addition, in the event the number of members of our Board of Directors drops below the minimum number of members set forth above, our amended and restated articles of association allow our Board of Directors to appoint directors to fill vacancies on the Board of Directors (subject to the maximum number of directors) to serve until the next annual general meeting. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances and may be removed from office pursuant to the terms of the Companies Law. See “Item 6 C.—Board Practices—External Directors.”

Annual and Special Meetings

Under the Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year, at such time and place which shall be determined by our Board of Directors, that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Our Board of Directors may call special meetings whenever it sees fit and upon the written request of: (a) any two of our directors or one quarter of the members of our Board of Directors; and/or (b) one or more shareholders holding, in the aggregate, either (i) 5% or more of our outstanding issued shares and 1% of our outstanding voting power or (ii) 5% or more of our outstanding voting power.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and forty days prior to the date of the meeting. The Companies Law and our articles of association require that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our articles of association;

●	the exercise of our Board of Director’s powers by a general meeting if our Board of Directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management;

●	appointment or termination of our auditors;

●	appointment of directors, including external directors;

●	approval of certain related party transactions;

●	increases or reductions of our authorized share capital; and

●	a merger (as such term is defined in the Companies Law).

Notices

The Companies Law and our articles of association require that a notice of any annual or special shareholders meeting be provided to shareholders at least 21 days prior to the meeting, and if the agenda of the meeting includes, among other matters, the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Quorum

As permitted under the Companies Law, the quorum required for our general meetings consists of at least two shareholders present in person, by proxy or written ballot, who hold or represent between them at least 33 1/3% of the total outstanding voting rights. If within half an hour of the time set forth for the general meeting a quorum is not present, the general meeting shall stand adjourned the same day of the following week, at the same hour and in the same place, or to such other date, time and place as prescribed in the notice to the shareholders and in such adjourned meeting, if no quorum is present within half an hour of the time arranged, any number of shareholders participating in the meeting, shall constitute a quorum.

If a special general meeting was summoned following the request of a shareholder, then a quorum required in an adjourned general meeting, shall consist of at least one or more shareholders holding, in the aggregate, either (a) at least 5% of our issued and outstanding share capital and at least 1% of our voting rights, or (b) at least 5% of our voting rights.

Adoption of Resolutions

Our amended and restated articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required under the Companies Law or our amended and restated articles of association. A shareholder may vote in a general meeting in person, by proxy or by a written ballot.

Changing Rights Attached to Shares

Unless otherwise provided by the terms of the shares and subject to any applicable law, in order to change the rights attached to any class of shares, such change must be adopted by the board of directors and at a general meeting of the affected class or by a written consent of all the shareholders of the affected class.

The enlargement of an existing class of shares or the issuance of additional shares thereof, shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Limitations on the Right to Own Securities in Our Company

There are no limitations on the right to own our securities.

Provisions Restricting Change in Control of Our Company

There are no specific provisions of our amended and restated articles of association that would have an effect of delaying, deferring or preventing a change in control of us or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or our Subsidiary). However, as described below, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and, unless certain requirements described under the Companies Law are met, a vote of the majority of its shareholders, and, in the case of the target company, also a majority vote of each class of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person or group of persons acting in concert who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors. In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares in an Israeli public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a holder of 25% or more of the voting rights in the company, unless there is already another holder of at least 25% or more of the voting rights in the company or (2) the purchaser would become a holder of 45% or more of the voting rights in the company, unless there is already a holder of more than 45% of the voting rights in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval, subject to certain conditions, (2) was from a holder of 25% or more of the voting rights in the company which resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (3) was from a holder of more than 45% of the voting rights in the company which resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A “special” tender offer must be extended to all shareholders. In general, a “special” tender offer may be consummated only if (1) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (2) the offer is accepted by a majority of the offerees who notified the company of their position in connection with such offer (excluding the offeror, controlling shareholders, holders of 25% or more of the voting rights in the company or anyone on their behalf, or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of an Israeli public company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares. In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares. Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate, under certain conditions, that tendering shareholders will forfeit such appraisal rights.

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his Ordinary Shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Changes in Our Capital

The general meeting may, by a simple majority vote of the shareholders attending the general meeting and subject to the provisions of the Companies Law:

●	increase our registered share capital by the creation of new shares from the existing class or a new class, as determined by the general meeting;

●	cancel any registered share capital which have not been taken or agreed to be taken by any person;

●	consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares;

●	subdivide our existing shares or any of them, our share capital or any of it, into shares of smaller nominal value than is fixed;

●	reduce our share capital and any fund reserved for capital redemption in any manner, and with and subject to any incident authorized, and consent required, by the Companies Law; and

●	reduce shares from our issued and outstanding share capital, in such manner that those shares shall be cancelled and the nominal par value paid for those shares will be registered on our books as capital fund, which shall be deemed as a premium paid on those shares which shall remain in our issued and outstanding share capital.

Differences between the Companies Law and NASDAQ Requirements

The Sarbanes-Oxley Act, as well as related rules subsequently implemented by the SEC, require foreign private issuers, such as us, to comply with various corporate governance practices. In addition, following the listing of our ADSs on the NASDAQ Capital Market, we will be required to comply with the NASDAQ Stock Market rules. Under those rules, we may elect to follow certain corporate governance practices permitted under the Companies Law in lieu of compliance with corresponding corporate governance requirements otherwise imposed by the NASDAQ Stock Market rules for U.S. domestic issuers.

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the NASDAQ Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the NASDAQ Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the NASDAQ Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the NASDAQ Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least 33 1/3% of the voting rights in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of any number of shareholders present in person or by proxy.

●	Nomination of our directors. Generally, our directors are elected by a general meeting of our shareholders to hold office until the director resigns from his office or the nomination is terminated in accordance with the provisions of our articles of association. The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the NASDAQ Stock Market rules.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the NASDAQ Stock Market rules with respect to the CEO and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law.

Shareholder approval is generally required for officer compensation in the event (i) approval by our board of directors and our compensation committee is not consistent with our office holder compensation policy, or (ii) compensation required to be approved is that of our chief executive officer who is not a director or an executive officer who is also the controlling shareholder of our company (including an affiliate thereof). Such shareholder approval shall require a majority vote of the shares present and voting at a shareholders meeting, provided either (i) such majority includes a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the compensation arrangement that are voted at the meeting, excluding for such purpose any abstentions of disinterested shareholders, or (ii) the total shares held by non-controlling and disinterested shareholders voted against the arrangement does not exceed 2% of the voting rights in our company.

Additionally, approval of the compensation of an executive officer who is also a director requires a simple majority vote of the shares present and voting at a shareholders meeting, if consistent with our office holder compensation policy. Where the director is also a controlling shareholder, the requirements for approval of transactions with controlling shareholders apply. Our compensation committee and board of directors may, in special circumstances, approve the compensation of an executive officer (other than a director, a chief executive officer or a controlling shareholder) or approve the compensation policy despite shareholders’ objection, based on specified arguments and taking shareholders’ objection into account. Our compensation committee may further exempt an engagement with a nominee for the position of chief executive officer, who meets the non-affiliation requirements set forth for an external director, from requiring shareholder approval, if such engagement is consistent with our office holder compensation policy and our compensation committee determines based on specified arguments that presentation of such engagement to shareholder approval is likely to prevent such engagement. To the extent that any such transaction with a controlling shareholder is for a period exceeding three years, approval is required once every three years.

A director or executive officer may not be present when the board of directors of a company discusses or votes upon a transaction in which he or she has a personal interest, except in case of ordinary transactions, unless the chairman of the board of directors determines that he or she should be present to present the transaction that is subject to approval.

●	Independent directors. Israeli law does not require that a majority of the directors serving on our board of directors be “independent,” as defined under NASDAQ Listing Rule 5605(a)(2), and rather requires we have at least two external directors who meet the requirements of the Companies Law, as described above under “Management – Board Practices – External Directors.” However, it is possible for a director to qualify as an "external director" under the Israeli Companies Law without qualifying as an "independent director" under the NASDAQ Stock Market rules, or vice-versa. Notwithstanding Israeli law, we believe that a majority of our directors are currently “independent” under the NASDAQ Stock Market rules. We are required, however, to ensure that all members of our Audit Committee are “independent” under the applicable NASDAQ and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our Audit Committee are “unaffiliated directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the NASDAQ Stock Market rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with NASDAQ Listing Rule 5635. In particular, under this NASDAQ Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the NASDAQ Stock Market rules.

C.	Material Contracts.

We have not entered into any material contract within the two years prior to the date of this registration statement on Form 20-F, other than contracts entered into in the ordinary course of business, or as otherwise described herein in “Item 4.A. History and Development of the Company” above, “Item 4.B. Business Overview” above, or “Item 7A. Major Shareholders” above.

D.	Exchange Controls.

There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our Ordinary Shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

The ownership or voting of our Ordinary Shares by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, is not restricted in any way by our memorandum of association or amended and restated articles of association or by the laws of the State of Israel.

E.	Taxation.

Israeli Tax Considerations and Government Programs

The following is a description of the material Israeli income tax consequences of the ownership of our Ordinary Shares. The following also contains a description of material relevant provisions of the current Israeli income tax structure applicable to companies in Israel, with reference to its effect on us. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, there can be no assurance that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our Ordinary Shares and ADSs. Shareholders should consult their own tax advisors concerning the tax consequences of their particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. As of January 2016, the corporate tax rate is 25%. In 2014-2015, the corporate tax rate was 26.5%. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.”

The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident-company, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

●	amortization of the cost of purchased a patent, rights to use a patent, and know-how, which are used for the development or advancement of the company, over an eight-year period, commencing on the year in which such rights were first exercised;

●	under limited conditions, an election to file consolidated tax returns with related Israeli Industrial Companies; and

●	expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.

Tax Benefits and Grants for Research and Development

Under the R&D Law research and development programs which meet specified criteria and are approved by the IIA are eligible for grants of up to 50% of the project’s expenditure, as determined by the research committee, in exchange for the payment of royalties from the revenues generated from the sale of products and related services developed, in whole or in part pursuant to, or as a result of, a research and development program funded by the IIA. The royalties are generally at a range of 3.0% to 5.0% of revenues until the entire IIA grant is repaid, together with an annual interest generally equal to the 12 month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year.

The terms of the R&D Law also require that the manufacture of products developed with government grants be performed in Israel. The transfer of manufacturing activity outside Israel may be subject to the prior approval of the IIA. Under the regulations of the R&D Law, assuming we receive approval from the Chief Scientist to manufacture our IIA-funded products outside Israel, we may be required to pay increased royalties. The increase in royalties depends upon the manufacturing volume that is performed outside of Israel as follows:

Manufacturing Volume Outside of Israel	Royalties to the Chief Scientist as a Percentage of Grant

Up to 50%	120%
Between 50% and 90%	150%
90% and more	300%

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the Office of the Chief Scientist and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the R&D Law from obtaining the prior approval of the IIA. A company requesting funds from the IIA also has the option of declaring in its IIA grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval. On January 6, 2011, the R&D Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the IIA approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its IIA grant application.

The know-how developed within the framework of the Chief Scientist plan may not be transferred to third parties outside Israel without the prior approval of a governmental committee charted under the R&D Law. The approval, however, is not required for the export of any products developed using grants received from the Chief Scientist. The IIA approval to transfer know-how created, in whole or in part, in connection with an IIA-funded project to third party outside Israel where the transferring company remains an operating Israeli entity is subject to payment of a redemption fee to the IIA calculated according to a formula provided under the R&D Law that is based, in general, on the ratio between the aggregate IIA grants to the company’s aggregate investments in the project that was funded by these IIA grants, multiplied by the transaction consideration. The transfer of such know-how to a party outside Israel where the transferring company ceases to exist as an Israeli entity is subject to a redemption fee formula that is based, in general, on the ratio between the aggregate IIA grants to the total financial investments in the company, multiplied by the transaction consideration. According to the January 2011 amendment, the redemption fee in case of transfer of know-how to a party outside Israel will be based on the ratio between the aggregate IIA grants received by the company and the company’s aggregate R&D expenses, multiplied by the transaction consideration. According to regulations promulgated following the 2011 amendment, the maximum amount payable to the IIA in case of transfer of know how outside Israel shall not exceed 6 times the value of the grants received plus interest, and in the event that the receiver of the grants ceases to be an Israeli corporation such payment shall not exceed 6 times the value of the grants received plus interest, with a possibility to reduce such payment to up to 3 times the value of the grants received plus interest if the R&D activity remains in Israel for a period of three years after payment to the INATI.

Transfer of know-how within Israel is subject to an undertaking of the recipient Israeli entity to comply with the provisions of the R&D Law and related regulations, including the restrictions on the transfer of know-how and the obligation to pay royalties, as further described in the R&D Law and related regulations.

These restrictions may impair our ability to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside Israel and may require us to obtain the approval of the IIA for certain actions and transactions and pay additional royalties to the IIA. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the R&D Law, requires a prior written notice to the IIA in addition to any payment that may be required of us for transfer of manufacturing or know-how outside Israel. If we fail to comply with the R&D Law, we may be subject to criminal charges.

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. Expenditures are deemed related to scientific research and development projects, if:

●	The expenditures are approved by the relevant Israeli government ministry, determined by the field of research;

●	The research and development must be for the promotion of the company; and

●	The research and development is carried out by or on behalf of the company seeking such tax deduction.

The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the income Tax Ordinance, 1961. Expenditures not so approved are deductible in equal amounts over three years.

From time to time we may apply the Office of the Chief Scientist for approval to allow a tax deduction for all research and development expenses during the year incurred. There can be no assurance that such application will be accepted.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the Investment Law, provides certain incentives for capital investments in production facilities (or other eligible assets).

Tax Benefits

The Investment Law grants tax benefits for income generated by a “Preferred Company” through its “Preferred Enterprise” (as such terms are defined in the Investment Law) The definition of a Preferred Company includes a company incorporated in Israel that is not fully owned by a governmental entity, and that has, among other things, Preferred Enterprise status and is controlled and managed from Israel. A Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived by its Preferred Enterprise, unless the Preferred Enterprise is located in a specified development zone, in which case the rate will be 9%.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld.

Taxation of our Shareholders

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders. A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company will be exempt from Israeli tax so long as the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of 25% or more in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the United States-Israel Tax Treaty, the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty, or a Treaty U.S. Resident, is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from the such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such Treaty U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Non-Israeli Shareholders on Receipt of Dividends. Non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares at the rate of 25%, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or on any time during the preceding twelve months, the applicable tax rate is 30%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. However, a distribution of dividends to non-Israeli residents is subject to withholding tax at source at a rate of 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced tax rate is provided under an applicable tax treaty. For example, under the United States-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Ordinary Shares who is a Treaty U.S. Resident is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by a Preferred Enterprise, that are paid to a United States corporation holding 10% or more of the outstanding voting capital throughout the tax year in which the dividend is distributed as well as during the previous tax year, is 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Preferred Enterprise are not entitled to such reduction under the tax treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.

U.S. Tax Considerations

U.S. Federal Income Tax Considerations

THE FOLLOWING SUMMARY IS INCLUDED HEREIN FOR GENERAL INFORMATION AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSIDERED TO BE, LEGAL OR TAX ADVICE. EACH U.S. HOLDER SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND SALE OF ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

Subject to the limitations described in the next paragraph, the following discussion summarizes the material U.S. federal income tax consequences to a “U.S. Holder” arising from the purchase, ownership and sale of the Ordinary Shares and ADSs. For this purpose, a “U.S. Holder” is a holder of Ordinary Shares or ADSs that is: (1) an individual citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence residency test under U.S. federal income tax laws; (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) or a partnership (other than a partnership that is not treated as a U.S. person under any applicable U.S. Treasury regulations) created or organized under the laws of the United States or the District of Columbia or any political subdivision thereof; (3) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust; or (5) a trust that has a valid election in effect to be treated as a U.S. person to the extent provided in U.S. Treasury regulations.

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares or ADSs. This summary generally considers only U.S. Holders that will own our Ordinary Shares or ADSs as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S./Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares or ADSs by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

This discussion does not address all of the aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder based on such holder’s particular circumstances and in particular does not discuss any estate, gift, generation-skipping, transfer, state, local, excise or foreign tax considerations. In addition, this discussion does not address the U.S. federal income tax treatment of a U.S. Holder who is: (1) a bank, life insurance company, regulated investment company, or other financial institution or “financial services entity”; (2) a broker or dealer in securities or foreign currency; (3) a person who acquired our Ordinary Shares or ADSs in connection with employment or other performance of services; (4) a U.S. Holder that is subject to the U.S. alternative minimum tax; (5) a U.S. Holder that holds our Ordinary Shares or ADSs as a hedge or as part of a hedging, straddle, conversion or constructive sale transaction or other risk-reduction transaction for U.S. federal income tax purposes; (6) a tax-exempt entity; (7) real estate investment trusts or grantor trusts; (8) a U.S. Holder that expatriates out of the United States or a former long-term resident of the United States; or (9) a person having a functional currency other than the U.S. dollar. This discussion does not address the U.S. federal income tax treatment of a U.S. Holder that owns, directly or constructively, at any time, Ordinary Shares or ADSs representing 10% or more of our voting power. Additionally, the U.S. federal income tax treatment of persons who hold Ordinary Shares or ADSs through a partnership or other pass-through entity are not considered.

Each prospective investor is advised to consult his or her own tax adviser for the specific tax consequences to that investor of purchasing, holding or disposing of our Ordinary Shares or ADSs, including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Taxation of Dividends Paid on Ordinary Shares or ADSs

We do not intend to pay dividends in the foreseeable future. In the event that we do pay dividends, and subject to the discussion under the heading “Passive Foreign Investment Companies” below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any distribution paid on Ordinary Shares or ADSs (including the amount of any Israeli tax withheld on the date of the distribution), to the extent that such distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis for the Ordinary Shares to the extent thereof, and then capital gain. Corporate holders generally will not be allowed a deduction for dividends received.

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the Israel/U.S. Tax Treaty satisfies this requirement and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our Ordinary Shares or ADSs are readily tradable on the NASDAQ Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies”. A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares or ADSs for at least 61 days of the 121 day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares or ADSs are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

The amount of a distribution with respect to our Ordinary Shares or ADSs will be measured by the amount of the fair market value of any property distributed, and for U.S. federal income tax purposes, the amount of any Israeli taxes withheld therefrom. Cash distributions paid by us in NIS will be included in the income of U.S. Holders at a U.S. dollar amount based upon the spot rate of exchange in effect on the date the dividend is includible in the income of the U.S. Holder, and U.S. Holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the U.S. Holder subsequently converts the NIS into U.S. dollars or otherwise disposes of it, any subsequent gain or loss in respect of such NIS arising from exchange rate fluctuations will be U.S. source ordinary exchange gain or loss.

Distributions paid by us will generally be foreign source income for U.S. foreign tax credit purposes and will generally be considered passive category income for such purposes. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for Israeli income tax withheld from distributions received in respect of the Ordinary Shares or ADSs. The rules relating to the determination of the U.S. foreign tax credit are complex, and U.S. Holders should consult with their own tax advisors to determine whether, and to what extent, they are entitled to such credit. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income taxes withheld, provided such U.S. Holders itemize their deductions.

Taxation of the Disposition of Ordinary Shares or ADSs

Except as provided under the PFIC rules described below under “Passive Foreign Investment Companies”, upon the sale, exchange or other disposition of our Ordinary Shares or ADSs, a U.S. Holder will recognize capital gain or loss in an amount equal to the difference between such U.S. Holder’s tax basis for the Ordinary Shares or ADSs in U.S. dollars and the amount realized on the disposition in U.S. dollar (or its U.S. dollar equivalent determined by reference to the spot rate of exchange on the date of disposition, if the amount realized is denominated in a foreign currency). The gain or loss realized on the sale, exchange or other disposition of Ordinary Shares or ADSs will be long-term capital gain or loss if the U.S. Holder has a holding period of more than one year at the time of the disposition.

Gain realized by a U.S. Holder on a sale, exchange or other disposition of Ordinary Shares or ADSs will generally be treated as U.S. source income for U.S. foreign tax credit purposes. A loss realized by a U.S. Holder on the sale, exchange or other disposition of Ordinary Shares or ADSs is generally allocated to U.S. source income. The deductibility of a loss realized on the sale, exchange or other disposition of Ordinary Shares or ADSs is subject to limitations.

Passive Foreign Investment Companies

Special U.S. federal income tax laws apply to U.S. taxpayers who own shares of a corporation that is a PFIC. We will be treated as a PFIC for U.S. federal income tax purposes for any taxable year that either:

●	75% or more of our gross income (including our pro rata share of gross income for any company, in which we are considered to own 25% or more of the shares by value), in a taxable year is passive; or

●	At least 50% of our assets, averaged over the year and generally determined based upon fair market value (including our pro rata share of the assets of any company in which we are considered to own 25% or more of the shares by value) are held for the production of, or produce, passive income.

For this purpose, passive income generally consists of dividends, interest, rents, royalties, annuities and income from certain commodities transactions and from notional principal contracts. Cash is treated as generating passive income.

We have not determined whether we will be a PFIC in 2016 or in future years because, among other things, PFIC status is determined annually and is based on our income, assets and activities for the entire taxable year. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of our Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC.

If we currently are or become a PFIC, each U.S. Holder who has not elected to treat us as a qualified electing fund by making a “QEF election”, or who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares or ADSs at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or ADSs, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

The PFIC rules described above would not apply to a U.S. Holder who makes a QEF election for all taxable years that such U.S. Holder has held the Ordinary Shares or ADSs while we are a PFIC, provided that we comply with specified reporting requirements. Instead, each U.S. Holder who has made such a QEF election is required for each taxable year that we are a PFIC to include in income such U.S. Holder’s pro rata share of our ordinary earnings as ordinary income and such U.S. Holder’s pro rata share of our net capital gains as long-term capital gain, regardless of whether we make any distributions of such earnings or gain. In general, a QEF election is effective only if we make available certain required information. The QEF election is made on a shareholder-by-shareholder basis and generally may be revoked only with the consent of the IRS. We do not intend to notify U.S. Holders if we believe we will be treated as a PFIC for any tax year. In addition, we do not intend to furnish U.S. Holders annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our Subsidiaries are a PFIC. U.S. Holders should consult with their own tax advisors regarding eligibility, manner and advisability of making a QEF election if we are treated as a PFIC.

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our Ordinary Shares or ADSs which are regularly traded on a qualifying exchange, including the NASDAQ Capital Market, can elect to mark the Ordinary Shares or ADSs to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the Ordinary Shares or ADSs and the U.S. Holder’s adjusted tax basis in the Ordinary Shares or ADSs. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

U.S. Holders who hold our Ordinary Shares or ADSs during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC. U.S. Holders are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to our Ordinary Shares or ADSs in the event that we are a PFIC.

Tax on Net Investment Income

For taxable years beginning after December 31, 2013, U.S. Holders who are individuals, estates or trusts will generally be required to pay a new 3.8% Medicare tax on their net investment income (including dividends on and gains from the sale or other disposition of our Ordinary Shares or ADSs), or in the case of estates and trusts on their net investment income that is not distributed. In each case, the 3.8% Medicare tax applies only to the extent the U.S. Holder’s total adjusted income exceeds applicable thresholds.

Tax Consequences for Non-U.S. Holders of Ordinary Shares or ADSs

Except as provided below, an individual, corporation, estate or trust that is not a U.S. Holder referred to below as a non-U.S. Holder, generally will not be subject to U.S. federal income or withholding tax on the payment of dividends on, and the proceeds from the disposition of, our Ordinary Shares or ADSs.

A non-U.S. Holder may be subject to U.S. federal income tax on a dividend paid on our Ordinary Shares or ADSs or gain from the disposition of our Ordinary Shares or ADSs if: (1) such item is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States and, if required by an applicable income tax treaty is attributable to a permanent establishment or fixed place of business in the United States; (2) in the case of a disposition of our Ordinary Shares or ADSs, the individual non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and other specified conditions are met.

In general, non-U.S. Holders will not be subject to backup withholding with respect to the payment of dividends on our Ordinary Shares or ADSs if payment is made through a paying agent, or office of a foreign broker outside the United States. However, if payment is made in the United States or by a U.S. related person, non-U.S. Holders may be subject to backup withholding, unless the non-U.S. Holder provides an applicable IRS Form W-8 (or a substantially similar form) certifying its foreign status, or otherwise establishes an exemption.

The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Information Reporting and Withholding

A U.S. Holder may be subject to backup withholding at a rate of 28% with respect to cash dividends and proceeds from a disposition of Ordinary Shares or ADSs. In general, backup withholding will apply only if a U.S. Holder fails to comply with specified identification procedures. Backup withholding will not apply with respect to payments made to designated exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the IRS.

Pursuant to recently enacted legislation, a U.S. Holder with interests in “specified foreign financial assets” (including, among other assets, our Ordinary Shares or ADSs, unless such Ordinary Shares or ADSs are held on such U.S. Holder’s behalf through a financial institution) may be required to file an information report with the IRS if the aggregate value of all such assets exceeds $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year (or such higher dollar amount as may be prescribed by applicable IRS guidance); and may be required to file a Report of Foreign Bank and Financial Accounts, or FBAR, if the aggregate value of the foreign financial accounts exceeds $10,000 at any time during the calendar year. You should consult your own tax advisor as to the possible obligation to file such information report.

F.	Dividends and Paying Agents.

We have never declared or paid cash dividends to our shareholders. Currently we do not intend to pay cash dividends. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our board of directors may deem relevant. Accordingly, we have not appointed any paying agent.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display.

When this registration statement on Form 20-F becomes effective, we will be subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers and under those requirements will file reports with the SEC. You may read and copy the registration statement on Form 20-F, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

In addition, since our Ordinary Shares are traded on the TASE, we have filed Hebrew language periodic and immediate reports with, and furnish information to, the TASE and the Israel Securities Authority, or the ISA, as required under Chapter Six of the Israel Securities Law, 1968. Copies of our filings with the ISA can be retrieved electronically through the MAGNA distribution site of the ISA (www.magna.isa.gov.il) and the TASE website (www.maya.tase.co.il).

We maintain a corporate website www.foresightauto.com. Information contained on, or that can be accessed through, our website and the other websites referenced above do not constitute a part of this registration statement on Form 20-F. We have included these website addresses in this registration statement on Form 20-F solely as inactive textual references.

I.	Subsidiary Information.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the ordinary course of our operations, we are exposed to certain market risks, primarily changes in foreign currency exchange rates and interest rates.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our current investment policy is to invest available cash in bank deposits with banks that have a credit rating of at least A-minus. Accordingly, a substantial majority of our cash and cash equivalents is held in deposits that bear interest. Given the current low rates of interest we receive, we will not be adversely affected if such rates are reduced. Our market risk exposure is primarily a result of NIS/U.S. dollar exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Our results of operations and cash flow are subject to fluctuations due to changes in NIS/U.S. dollar currency exchange rates. The vast majority of our liquid assets is held in U.S. dollars, and a certain portion of our expenses is denominated in NIS. Changes of 5% and 10% in the U.S. Dollar/NIS exchange rate would increase/decrease our operating expenses for 2014 by 1.7% and 3.5%, respectively However, these historical figures may not be indicative of future exposure, as we expect that the percentage of our NIS denominated expenses will materially decrease in the near future, therefore reducing our exposure to exchange rate fluctuations.

We do not hedge our foreign currency exchange risk. In the future, we may enter into formal currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent five shares (or a right to receive five shares) deposited with Bank HaPoalim, as custodian for the depositary in Tel Aviv. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

You may hold ADSs either (A) directly (1) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (2) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depositary Trust Company, or DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs will receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Israeli law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Taxation”. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs for the purpose of withdrawal at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Israel and the provisions of our articles of association or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs).	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property.
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.
$.05 (or less) per ADS.	Any cash distribution to ADS holders.
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs.	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders.
$.05 (or less) per ADS per calendar year.	Depositary services.
Registration or transfer fees.	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares.
Expenses of the depositary.	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement). Converting foreign currency to U.S. dollars.
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes.	As necessary.
Any charges incurred by the depositary or its agents for servicing the deposited securities.	As necessary.

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates and, in those cases, acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligations under the deposit agreement. The methodology used to determine exchange rates used in currency conversions is available upon request.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a subdivision, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender or of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

●	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

●	we delist our shares from an exchange on which they were listed and do not list the shares on another exchange;

●	we appear to be insolvent or enter insolvency proceedings;

●	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;

●	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or

●	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

●	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

●	are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

●	are not liable if we or it exercises discretion permitted under the deposit agreement;

●	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

●	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

●	are not liable for the acts or omissions of any securities depositary, clearing agency or settlement system; and

●	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

●	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

●	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

●	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

●	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders' meeting; or (3) we are paying a dividend on our shares;

●	when you owe money to pay fees, taxes and similar charges; or

●	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five  business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Not applicable.

ITEM 16B.	CODE OF ETHICS

Not applicable.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this registration statement on Form 20-F beginning on page F-1.

ITEM 19.	EXHIBITS.

Exhibit	Description

1.1**	Articles of Association of Articles of Foresight Autonomous Holdings Ltd. (unofficial English translation from Hebrew original).

2.1**	Form of Deposit Agreement among Foresight Autonomous Holdings Ltd., The Bank of New York Mellon as Depositary, and owners and holders from time to time of ADSs issued thereunder, including the Form of American Depositary Shares.

4.1**	Merger Agreement dated October 11, 2015, by and among the Company, Magna B.S.P. Ltd. and Foresight Automotive Ltd. (unofficial English translation from Hebrew original).

4.2**	Asset Transfer Agreement dated January 5, 2016, by and between the Company and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original).

4.3**	Service Agreement dated January 5, 2016, by and between the Company and Magna B.S.P. Ltd. (unofficial English translation from Hebrew original).

4.4**	Form of Indemnification Agreement (unofficial English translation from Hebrew original).

4.5**	Form of Exculpation Agreement (unofficial English translation from Hebrew original).

4.6**	Foresight Autonomous Holdings Ltd. 2016 Share Option Plan (unofficial English translation from Hebrew original).

4.7**	Employment agreement dated January 5, 2016, by and between the Company and Haim Siboni (unofficial English translation from Hebrew original).

4.8**	Services Agreement dated January 26, 2016, by and between the Company and Ariel Dror (unofficial English translation from Hebrew original).

4.9**	Services Agreement dated January 5, 2016, by and between the Company and Eli Yoresh (unofficial English translation from Hebrew original).

4.10**	Share Purchase Agreement dated August 4, 2016, by and among Rail Vision Ltd, the Company and the other investors listed therein.

8.1**	List of Subsidiaries.

15.1*	Consent of Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu.

*	To be filed by amendment.
**	Previously filed.

Foresight Autonomous Holdings Ltd.

Financial Statements

As of December 31, 2016

Foresight Autonomous Holdings Ltd.

Financial Statements

As of December 31, 2016

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

FORESIGHT AUTONOMOUS HOLDINGS LTD.

We have audited the accompanying consolidated balance sheets of FORESIGHT AUTONOMOUS HOLDINGS LTD. and its subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor Zohar & Co.

Certified Public Accountants

A Member of Deloitte Touche Tohmatsu Limited

Tel Aviv, Israel

April 19, 2017

F-2

Foresight Autonomous Holdings Ltd.

Consolidated Balance Sheets

		As of December 31,
		2015	2016
	Note	USD in thousands

ASSETS

Current assets
Cash and cash equivalents	2D	—	3,364
Short Term Deposits		—	390
Other receivables	3	—	104
Total current assets		—	3,858

Marketable equity securities	2F	—	18
Investment in affiliate company	4	—	1,248
Other investments	4	—	66
Fixed assets, net		—	67
		—	1,399

TOTAL ASSETS		—	5,257

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Other accounts payable	6	—	457
Total current liabilities		—	457

Derivative warrant liabilities	8	—	131

TOTAL LIABILITIES		—	588

Shareholders' equity
Ordinary shares, NIS 0 par value; Authorized 200,000,000 shares; Issued and outstanding: 19,736,264, 73,062,687 shares as of December 31, 2015, December 31, 2016 respectively	1A, 9B	—	—
Additional paid in capital	9	1,442	8,024
Accumulated deficit		(1,442)	(3,355)
Total shareholders' equity		—	4,669

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		—	5,257

The accompanying notes are an integral part of the consolidated financial statements.

F-3

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Operations

		Year ended December 31,
		2014	2015	2016
	Note	USD in thousands

Research and development expenses	2J, 10	233	131	904

Marketing and sales		—	—	224

General and administrative	11	35	26	2,627

Equity in net loss of an affiliated company	4	—	—	108
Operating loss		268	157	3,863

Financial income, net	13	—	—	1,950

Net loss		268	157	1,913

Basic and diluted loss per share (in USD)	2I	(0.01)	(0.00)	(0.03)

Weighted average number of shares outstanding used in computing basic and diluted loss per share - in thousands		35,884	35,884	67,311

Other comprehensive loss, net of tax

		Year ended December 31,
		2014	2015	2016
	Note	USD in thousands

Net loss		268	157	1,913

		—	—	—

Comprehensive loss		268	157	1,913

The accompanying notes are an integral part of the consolidated financial statements.

F-4

Foresight Autonomous Holdings Ltd.

Statements of changes in shareholders' equity

	Share Capital		Additional		Total
	Number of shares (*)	USD	paid in capital	Accumulated Deficit	shareholders' equity
	USD in thousands

BALANCE AS OF JANUARY 1, 2014	19,736,264	—	1,017	(1,017)	—

CHANGES DURING 2014:
Deemed contribution from Magna	—	—	268	—	268
Loss for the year	—	—	—	(268)	(268)

BALANCE AS OF DECEMBER 31, 2014	19,736,264	—	1,285	(1,285)	—

CHANGES DURING 2015:
Deemed contribution from Magna	—	—	157	—	157
Loss for the year	—	—	—	(157)	(157)

BALANCE AS OF DECEMBER 31, 2015	19,736,264		1,442	(1,442)	—

CHANGES DURING 2016:
Issuance of 35,884,116 ordinary shares to effect reverse recapitalization transaction	35,884,116	—	1,733	—	1,733
Exercise of options	2,392,275	—	—	—	—
Issuance of ordinary shares	15,050,032	—	4,444	—	4,444
Share-based payment	—	—	405	—	405
Loss for the year	—	—	—	(1,913)	(1,913)

BALANCE AS OF DECEMBER 31, 2016	73,062,687	—	8,024	(3,355)	4,669

* Represents the number of shares of the legal acquirer for all periods presented.

The accompanying notes are an integral part of the consolidated financial statements.

F-5

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2014	2015	2016
	USD in thousands

Net cash used in operating activities
Loss for the year	(268)	(157)	(1,913)

Adjustments to reconcile loss to net cash used in operating activities:	—	—	(467)

Net cash used in operating activities	(268)	(157)	(2,380)

Cash Flows from Investing Activities
Sales of marketable securities	—	—	128
Purchase of short term deposits	—	—	(390)
Investment in affiliate company	—	—	(1,422)
Purchase of fixed assets	—	—	(73)

Net cash used in investing activities	—	—	(1,757)

Cash flows from Financing Activities:
Issuance of ordinary shares and warrants, net of issuance expenses	—	—	6,256
Acquisition of a subsidiary in connection with reverse recapitalization (See below)	—	—	1,245
Funding from Magna	268	157	—
Net cash provided by financing activities	268	157	7,501

Increase in cash and cash equivalents	—	—	3,364
Cash and cash equivalents at the beginning of the period	—	—	—

Cash and cash equivalents at the end of the period	—	—	3,364

The accompanying notes are an integral part of the consolidated financial statements.

F-6

Foresight Autonomous Holdings Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31,
	2014	2015	2016
	USD in thousands
Adjustments to reconcile loss to net cash used in operating activities:
Share-based payment granted to service providers	—	—	405
Depreciation	—	—	11
Revaluation of warrants	—	—	(1,847)
Equity in loss of an affiliated company	—	—	108
Revaluation of securities classified as trading	—	—	(104)
Realized loss of securities classified as available-for-sale, net	—	—	31
Issuance expenses presented in financing activities	—	—	166

Changes in assets and liabilities:
Increase in other receivables	—	—	(2)
Decrease in other current assets	—	—	429
Decrease in other accounts payable	—	—	336
Adjustments to reconcile loss to net cash used in operating activities	—	—	(467)

	Year ended December 31,
	2014	2015	2016
	USD in thousands
Supplemental information for Cash Flow:

Assets (liabilities) acquired:
Current assets and liabilities excluding cash and cash equivalents	—	—	(5)
Marketable equity securities	—	—	(49)
Fixed assets	—	—	(5)
Other current assets	—	—	(429)
Reverse recapitalization effect on equity	—	—	1,733
Cash acquired in connection reverse recapitalization	—	—	1,245

The accompanying notes are an integral part of the consolidated financial statements.

F-7

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 1 -	GENERAL

A.	Foresight Autonomous Holdings Ltd. (the "Company") was originally incorporated in Israel in September 1977 under the name "Golan Malechet Macshevet Ltd" as a private company, and in April 1987 became a public company. In 2010 the Company changed its name to "Asia Development (A.D.B.M.) Ltd". The Company's shares are traded on the Tel Aviv Stock Exchange. Effective January 5, 2016, the Company acquired (the "Acquisition Transaction") 100% of the outstanding shares of Foresight Automotive Ltd. ("Foresight Ltd."), a company incorporated in Israel, pursuant to a capital stock exchange agreement dated as of October 11, 2015, among the Company, Magna B.S.P. Ltd. ("Magna"), and the shareholders of Foresight Ltd. In exchange for the outstanding shares of Foresight Ltd., the Company issued to Magna a total of 35,884,116 of the Company’s Ordinary Shares representing approximately 64.50% of the Ordinary Shares then issued and outstanding after giving effect to the Acquisition Transaction. As a result of the Acquisition Transaction, Foresight Ltd. became a wholly owned subsidiary of the Company as of January 5, 2016 and, subsequent to the Acquisition Transaction, the Company changed its name to "Foresight Autonomous Holdings Ltd.".

The transaction between the Company and Foresight Ltd. was accounted for as a reverse recapitalization. As the shareholders of Foresight Ltd. received the largest ownership interest in the Company, Foresight Ltd. was determined to be the "accounting acquirer" in the reverse recapitalization. As a result, the historical financial statements of the Company were replaced with the historical financial statements of Foresight Ltd.

The Company and its subsidiary, Foresight Ltd., are collectively referred to as the "Company".

B.

Establishment of Foresight Ltd.

Foresight Ltd. was established in July 2015 by Magna in order to transfer all of Magna's 3D computer vision research and development technology and business in the area of Advanced Driver Assistance Systems (“ADAS”) to a separate entity. As part of the reorganization, Magna transferred to Foresight Ltd. intellectual assets comprising mostly of know-how, software and algorithms developed by Magna.

The transfer of the ADAS business to Foresight Ltd. was accounted for as a business combination between entities under common control with financial statements presented for prior periods retrospectively to reflect the transfer from the first day Magna started its research in January 2011.

Foresight’s statement of operations consists of all the related costs and expenses of the ADAS business which were incurred by Magna but were related to the ADAS business. These allocations of research and development expenses and general and administrative expenses were based on direct payroll costs incurred by Magna in relation to the ADAS business, on the proportional allocation of direct overhead costs incurred by Magna by considering the proportion of direct payroll costs incurred by Magna in relation to the ADAS business to total payroll costs incurred by Magna and on the proportional allocation of indirect overhead costs by considering the proportion of total indirect overhead expenses incurred by Magna to total payroll costs incurred by Magna.

Foresight Ltd. is a company whose planned principal operations are the design, engineering and commercialization of ADAS systems. Foresight Ltd. is currently conducting research and development activities, rapidly developing ADAS prototype systems so that it can move to the commercialization activities.

Foresight Ltd.'s activities are subject to significant risks and uncertainties, including falling to secure additional funding to operationalize the ADAS technology before another company develops similar technology. In addition, the Company is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements and limited operating history.

Management believes that the current working capital position, along with capital raising during 2017, will be sufficient to meet the Company’s working capital needs until the end of December 2018 (refer to note 15 subsequent events).

F-8

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of Presentation:

The financial statements have been prepared in conformity with accounting principles generally accepted in United Sates of America ("US GAAP").

B.	Use of estimates in the preparation of financial statements:

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgment and assumptions can affect reported amounts and disclosures made. Actual results could differ from those estimates.

C.	Financial statement in U.S. dollars:

The functional currency of the Company is the U.S dollar ("dollar" or “USD”) since the dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future.

Transactions and balances denominated in dollars are presented at their original amounts. Transactions and balances denominated in foreign currencies have been re-measured to dollars in accordance with the provisions of ASC 830-10, "Foreign Currency Translation".

All transaction gains and losses from re-measurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations as financial income or expenses, as appropriate.

D.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less as of the date acquired.

E.	Fair value of financial instruments:

The carrying values of cash and cash equivalents, other receivable, marketable equity securities and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

The fair value of derivative warrant liabilities (refer to Note 8) was estimated using the Black Scholes Merton formula based on inputs including (i) the price of the Company's shares; (ii) the exercise price of the warrant; (iii) risk-free interest; (iv) term available to exercise or redeem the security and (v) the volatility of the Company's share during the relevant term.

F.	Marketable equity securities:

Marketable equity securities classified as available-for-sale are recorded at fair value. The fair value is based on the quoted prices of such securities (level 1). Unrealized gains of available for sale securities are reflected in other comprehensive income. Unrealized losses considered to be temporary are reflected in other comprehensive income; unrealized losses that are considered to be other-than-temporary are charged to income as an impairment charge. Realized gains and losses are included in financial expenses, net.

Marketable equity securities classified as trading are recorded at fair value. The fair value is based on the current market value. Unrealized gains and losses before the securities are sold are reported in the income statement.

F-9

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

G.	Investment in Affiliate Company:

Investment in common stock of an entity in which the Company can exercise significant influence but does not own a majority equity interest or otherwise control is accounted for using the equity method and is included as an investment in affiliate company in the consolidated balance sheet. The Company records its share in undistributed earnings and losses since acquisition in the consolidated statements of operations.

The Company reviews its investment for other-than-temporary impairment whenever events or changes in business circumstances indicate that the carrying value of the investment may not be fully recoverable

H.	Share-based compensation:

The Company applies ASC 718-10, "Share-Based Payment,” which requires the measurement and recognition of compensation expenses for all share-based payment awards made to employees and directors including employee stock options under the Company's stock plans based on estimated fair values.

ASC 718-10 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's statement of operations.

The Company recognizes compensation expenses for the value of non-employee awards, which have graded vesting, based on the straight-line method over the requisite service period of each award, net of estimated forfeitures.

The Company estimates the fair value of stock options granted as equity awards using a Black-Scholes options pricing model. The option-pricing model requires a number of assumptions, of which the most significant are share price, expected volatility and the expected option term (the time from the grant date until the options are exercised or expire). Expected volatility is estimated based on volatility of similar companies in the technology sector. The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from governmental zero-coupon bonds with an equivalent term. The expected option term is calculated for options granted to employees and directors using the "simplified" method. Grants to non-employees are based on the contractual term. Changes in the determination of each of the inputs can affect the fair value of the options granted and the results of operations of the Company

I.	Basic and diluted net loss per share:

Basic loss per share is computed by dividing the net loss by the weighted average number of shares of Ordinary Shares outstanding during the year. Diluted loss per share is computed by dividing the net loss by the weighted average number of Ordinary Shares outstanding plus the number of additional Ordinary Shares that would have been outstanding if all potentially dilutive Ordinary Shares had been issued, using the treasury stock method, in accordance with ASC 260-10 "Earnings per Share". Potentially dilutive Ordinary Shares were excluded from the diluted loss per share calculation because they were anti-dilutive.

The weighted average number of Ordinary Shares outstanding has been retroactively restated for the equivalent number of shares received by the accounting acquirer as a result of the reverse recapitalization as if these shares had been outstanding as of the beginning of the earliest period presented.

F-10

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Research and development expenses, net:

Research and development expenses, are charged to the statement of operations as incurred. Grants for funding of approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and applied as a deduction from the research and development expenses.

K.	Recent Accounting Standards

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued a new standard to achieve a consistent application of revenue recognition within the U.S., resulting in a single revenue model to be applied by reporting companies under U.S. generally accepted accounting principles. Under the new model, recognition of revenue occurs when a customer obtains control of the promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires that reporting companies disclose the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The new standard is effective for us beginning in the first quarter of 2018; early adoption is prohibited. The new standard is required to be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying it recognized at the date of initial application. As the Company has not incurred revenues to date, it is unable to determine the expected impact the new standard will have on its consolidated financial statements.

In January 2016, the FASB issued an amended standard requiring changes to recognition and measurement of certain financial assets and liabilities. The standard primarily affects equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. This standard is effective beginning in the first quarter of 2018. Certain provisions allow for early adoption. The Company does not expect that the adoption of this standard will have a significant impact on the financial position or results of operations.

In February 2016, the FASB issued a new lease accounting standard requiring the recognition of lease assets and liabilities on the balance sheet. This standard is effective beginning in the first quarter of 2019; early adoption is permitted. The Company has not yet determined the impact of the new standard on its consolidated financial statements.

In March 2016, the FASB issued an accounting standard update aimed at simplifying the accounting for share-based payment transactions. Included in the update are modifications to the accounting for income taxes upon vesting or settlements of awards, employer tax withholding on shared-based compensation, forfeitures, and financial statement presentation of excess tax benefits. This standard is effective beginning in the first quarter of 2017; early adoption is permitted. The Company does not expect that the adoption of this standard will have a significant impact on the financial position or results of operations.

In June 2016, the FASB issued a new standard requiring measurement and recognition of expected credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale debt securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. This standard is effective beginning in the first quarter of 2020; early adoption is permitted starting from the first quarter of 2019. The Company do not expect that the adoption of this standard will have a significant impact on the financial position or results of operations.

F-11

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 3 -	OTHER RECEIVABLES

	December 31,
	2015	2016
	USD in thousands
Governmental institutes	—	72
Prepaid expenses	—	32
	—	104

NOTE 4 -	INVESTMENT IN AFFILIATE COMPANY

On August 4, 2016, the Company entered into a Share Purchase Agreement (“SPA”) to acquire up to 36% of Rail Vision Ltd. (“Rail Vision”) shares at an average price per share of USD 60 and 3 types of Warrants to purchase ordinary shares of Rail Vision: Warrant 1, Warrant 2 and Warrant 3 exercisable within 18 months, 30 months and 24 months at an exercise price of USD 189, USD 270 and USD 216, respectively.

Rail Vision, was incorporated in Israel on April 18, 2016 and is a development stage company that is developing products for advanced safety, asset and fleet management in the rail industry.

Under the terms of the SPA, the Company will acquire Rail Vision securities in two installments for a maximum aggregate investment amounts to USD 1,600 (and with other investors up to an aggregate investment amount of USD 2,000 in Rail Vision).

According to the agreement between the Company and other investors, the Company's part in the first installment is USD 600 and the Company has the right, but not the obligation, to invest up to an additional USD 1,000 in the second installment, or a part of it. The first installment will result in a 13.5% interest in Rail Vison and if the Company exercises the second installment, in full, the Company interest in Rail Vision will result in 36%.

On August 25, 2016 the Company and other investors consummated the first installment of the SPA. As a result of the first installment, the Company purchased 7,093 ordinary shares of Rail Vision at a price per share equal to USD 84.59 and 16,157 warrants. Total investment amounted to USD 600 and allocated to warrants investment and Investment in the common stock based on the relative fair value, as of the date of first installment, of each of the elements. Warrants investment was recorded in other investments in the amount of USD 29. Investment in the common stock of Rail Vision was recorded in the amount of USD 571 was recorded in investment in affiliate company.

On November 7, 2016 the Company and other investors consummated the second installment of the SPA. As a result of the second installment, the Company purchased 16,599 additional ordinary shares of Rail Vision at a price per share equal to USD 46.52 and 33,931 additional warrants. Total investment of the second installment amounted to USD 822 and allocated to warrants investment and Investment in the common stock based on the relative fair value, as of the date of second installment, of each of the elements. Warrants investment was recorded in other investments in the amount of USD 37. Investment in the common stock of Rail Vision was recorded in the amount of USD 785 was recorded in investment in affiliate company.

As a result of completing the investment at a total amount of USD 1,422, the Company's holdings in Rail Vision are 32% on an as issued basis and 48% on a fully diluted basis. Total amounts of USD 66 and USD 1,356 was recorded in other investments and investment in affiliate company, respectively.

F-12

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 4 -	INVESTMENT IN AFFILIATE COMPANY (Cont.)

The following tables present summarized financial information derived from Rail Vision’s consolidated financial statements, which are prepared on the basis of US GAAP:

Balance sheet data:	As of December 31,
2016
USD in thousands

Current assets	1,329
Long-term assets	70
Current liabilities	(168)
Equity	1,231

Operating data:	7.5 months ended December 31,
2016
USD in thousands

Revenue	—
Operating loss	(872)
Net loss	(888)

Loss of USD 108 was recognized in “Equity in net loss of affiliated companies” for the year ended December 31, 2016.

Activity in Investment in affiliate company is as follows:

Investment in affiliate company
As of January 1, 2016	—
Purchases of ordinary shares of Rail Vision (both of the installments)	1,356
Equity in net loss of affiliated companies	(108)
As of December 31, 2016	1,248

NOTE 5 -	EMPLOYEE RIGHTS UPON RETIREMENT

Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances.

Pursuant to section 14 of the Severance Compensation Act, 1963, the Company's employees covered under this section are entitled to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with section 14 relieve the Company from any future severance payments in respect of those employees.

F-13

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 6 -	OTHER ACCOUNTS PAYABLE

	December 31,
	2015	2016
	USD in thousands

Employees and related expenses	—	59
Accrued expenses	—	273
Other payables	—	125
	—	457

NOTE 7 -	COMMITMENTS AND CONTINGENCIES LIABILITIES

A.	Agreement with Magna

In January 2016, the Company entered into a research and development services agreement with Magna for software development in the area of ADAS. Within the framework of the specific program and subject to the conditions prescribed in the agreement, Magna will provide research and development services for 12 months with an option to extend the agreement for two periods. According to the agreement, the monthly payment to Magna for the research and development services will not exceed NIS 200 thousand (approximately USD 50)

B.

Office of the Chief Scientist

The Company obtained grants from the Chief Scientist of the State of Israel for participation in research and development for the years 2011 through 2013, and, in return, the Company is obligated to pay royalties amounting to 3%-5% of its future sales up to the amount of the grant. The grant is linked to the exchange rate of the dollar and bears interest of Libor per annum.

Through the year ended December 31, 2016, total grants obtained amounted to USD 553.

The refund of the grants is contingent upon the successful outcome of the Company’s research and development programs and the attainment of sales. The Company has no obligation to refund these grants, if sales are not generated. The financial risk is assumed completely by the Government of Israel. The grants are received from the government on a project-by-project basis. If the project fails the Company has no obligation to repay any grant received for the specific unsuccessful or aborted project.

C.

Lease facilities

In June 2016, the Company entered into an office lease agreement, which will end on September 30, 2018. According to the lease agreement, the monthly office lease payment is approximately USD 3.70.

F-14

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 8 -	DERIVATIVE WARRANTS LIABILITIES (refer to note 9B1)

A.	Fair Value Measurements:

Level 3 Measurements:

As quoted prices in active markets for identical or similar financial instruments are not available, the Company uses directly and indirectly observable inputs in the valuation of its derivative warrant liabilities, based on the Black Scholes Merton formula. The following inputs were used in the fair value measurement of these derivative warrant liabilities:

Weighted average of inputs	As of December 31,
	2015	2016
Share price	—	$0.45
Exercise price	—	$0.88
Expected volatility	—	42%
Risk-free interest	—	0.22%
Dividend yield	—	0%
Expected life of up to (years)	—	0.89

Activity in such liabilities measured on a recurring basis is as follows:

Derivative warrant liabilities
As of January 1, 2016	—
Issuance of warrants (see note 9B1a)	1,978
Revaluation of warrants	(1,847)
As of December 31, 2016	131

In accordance with ASC-820-10-50-2(g), the Company has performed a sensitivity analysis of the derivative warrant liabilities of the Company which are classified as level 3 financial instruments. The Company recalculated the value of warrants by applying a +/- 5% changes to the input variables in the Black-Scholes model that vary overtime, namely, the volatility and the risk free rate. A 5.0% decrease in volatility would decrease the value of the warrants to USD 84; a 5.0% increase in volatility would increase the value of the warrants to USD 195. A 5.0% decrease or increase in the risk free rate would not have materially changed the value of the warrants; the value of the warrants is not strongly correlated with small changes in interest rates.

NOTE 9 -	SHAREHOLDERS' EQUITY

A.	The rights of Ordinary Shares are as follows:

The Ordinary Shares confer upon the holders the right to receive notice to participate and vote in general meetings of shareholders of the Company, the right to receive dividends, if declared, and the right to participate in a distribution of the surplus of assets upon liquidation of the Company.

B.	Issuance of shares, warrants and options

1.	Private placements and public offering

(a)	On March 1, 2016, the Company raised USD 4,482 (gross) through a private placement of its Ordinary Shares. The Company issued a total of 9,994,267 Ordinary Shares, (NIS 1.75 per share, approximately $0.45 per share) and a total of 21,531,390 warrants ("Warrants A" and "Warrants B") to purchase 1 Ordinary Shares for every share purchased in the private placement: 9,994,267

F-15

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 9 -	SHAREHOLDERS' EQUITY (Cont.)

B.	Issuance of shares, warrants and options (Cont.)

2.	Private placements and public offering (Cont.)

Warrants A at an exercise price of NIS 3 per share, which are exercisable until the 18 month anniversary of the date of issuance and 11,537,123 Warrants B at an exercise price of NIS 4 per share which are exercisable until the 36 month anniversary of the date of issuance. After deducting closing costs and fees, the Company received proceeds of approximately USD 4,100, net of issuance expenses.

In accordance with ASC 815, as the exercise price of Warrants A and Warrants B is denominated in a currency other than the Company's functional currency, the warrants were recorded in liabilities at their fair value as of the date of issuance, in the amount of USD 1,581. Issuance expenses attributable to the warrants were recorded in the profit and loss statement. The remainder of the proceeds, allocated to the Ordinary Shares issued, in the amount of USD 2,661, net of issuance expenses attributable to the ordinary shares, was recorded in equity.

(b)	On May 17, 2016, the Company raised USD 943 (gross) through a private placement of its Ordinary Shares. The Company issued a total of 2,028,568 Ordinary Shares, (NIS 1.75 per share, approximately $0.46 per share) and an aggregate of 4,057,136 Warrants A and Warrants B to purchase 1 Ordinary Share for every share purchased in the private placement: 2,028,568 Warrants A at an exercise price of NIS 3 per share which are exercisable until the 18 month anniversary of the date of issuance and 2,028,568 Warrants B at an exercise price of NIS 4 per share which are exercisable until the 36 month anniversary of the date of issuance. After deducting closing costs and fees, the Company received proceeds of approximately USD 858, net of issuance expenses.

In accordance with ASC 815, as the exercise price of Warrants A and Warrants B is denominated in a currency other than the Company's functional currency, the warrants were recorded in liabilities at their fair value as of the date of issuance, in the amount of USD 258. Issuance expenses attributable to the warrants were recorded in the profit and loss statement. The remainder of the proceeds, allocated to the Ordinary Shares issued, in the amount of USD 623, net of issuance expenses attributable to the ordinary shares, was recorded in equity.

(*)	Both of the Ordinary Share issuances mentioned in section (a) and (b) include a partial ratchet anti-dilution protection in the event that within a period of 12 months as of the closing date the Company will issue new securities at a price per share lower than NIS 1.75 ($ 0.45 price per share of the March 1, 2016 issuance), in which case an applicable number of Ordinary Shares will be issued to purchasers of the Ordinary Shares mentioned in (a) and (b) to retroactively adjust their effective purchase price to align with the purchase price at which such new securities are issued. The anti-dilution protection shall not apply to any decrease in price per share which is under NIS 1.2.

(c)	On October 26, 2016, the Company raised USD 1,410 (gross) through a private placement of its Ordinary Shares. The Company issued a total of 3,027,197 Ordinary Shares, (NIS 1.75 per share, approximately $0.46 per share) and total of 3,178,557 warrants ("Warrants E") to purchase 1 Ordinary Share for every share purchased in the private placement at an exercise price of NIS 3 per share which are exercisable until the 36 month anniversary of the date of issuance. After deducting closing costs and fees, the Company received net proceeds of approximately USD 1,287.

In accordance with ASC 815, as the exercise price of Warrant E is denominated in a currency other than the Company's functional currency, the advances related to the warrants, in the amount of USD 139, were recorded in liabilities at their fair value and the receipts on account of shares and corresponding receivables on account of shares, at the net amount of USD 1,160, were recorded in equity.

F-16

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 9 -	SHAREHOLDERS' EQUITY (Cont.)

B.	Issuance of shares, warrants and options (Cont.)

2.	Shares and warrants to service providers:

The Company accounts for Ordinary Shares and warrants issued to non-employees using the guidance of ASC 505-50, "Equity-Based Payments to Non-Employees", whereby the fair value of such ordinary shares and warrant grants is determined at the earlier of the date at which the non-employee's performance is completed or a performance commitment is reached.

(a)	Warrants to service providers:

The fair value for the warrants to service providers was estimated on the measurement date determined using a Black-Scholes option pricing model, with the following weighted-average assumptions weighted average volatility of 70%, risk free interest rates of 0.3%, dividend yields of 0% and a weighted average life of the options of 1.5 - 3.

The following table summarizes information about the warrants and share options as of September 30, 2016:

Issuance date	Number of warrants and options issued	Exercised	Forfeited	Outstanding	Exercise Price $	Warrants exercisable	Exercisable through
Jan 2016(1)	2,392,275	2,392,275	—	—	0	—	—
March 2016(2)	1,000,000	—	—	1,000,000	0.798	—	Apr 2019 - Jan 2021
March 2016(3)	462,042	—	—	462,042	0.798	—	Sep 2017
March 2016(4)	101,428	—	—	101,428	0.798	—	Nov 2017
Sep 2016(5)	151,360	—	—	151,360	0.798	—	Oct 2019

(1)	On January 5, 2016, the Company granted to an intermediator in its reverse recapitalization transaction 2,392,275 options to purchase 2,392,275 of its Ordinary Shares, which were immediately exercised. As such share based award was granted in connection with an equity transaction, the relating compensation costs were recorded in equity with no impact on the statement of operations.

(2)	On March 1, 2016, the Company granted to a management consulting service provider 1,000 options to purchase 1,000 Ordinary Shares at an exercise price of NIS 3 (approximately $0.77 at the grant date). These options vest in 8 quarterly tranches over a period of 2 years (consistent with the contractual term of the service) and expire 3 years from the vesting date in relation to each tranche. The Company recorded in its statement of operations an expense of USD 46 in respect of such grant, included in general and administrative expenses.

(3)	On March 1, 2016, the Company granted to an intermediator in its March 1, 2016 private placement 462 thousand Warrants A to purchase 462 thousand Ordinary Shares at an exercise price of NIS 3 (approximately $0.77 at the grant date). These options expire 18 months after their grant date and are fully vested as of their grant date. The Company recorded in its statement of operations an expense of USD 11 , included in general and administrative expenses, in respect of the portion of such grant allocated to the instruments issued in the March 1 private placement that were recorded in liabilities. In respect of the portion of such grant allocated to the instruments issued in the March 1 private placement that were recorded in equity, the relating compensation costs were recorded in equity with no impact on the statement of operations.

(4)	On March 31, 2016, the Company granted to an intermediator in its May 2016 private placement 101 thousand Warrants A to purchase 101 thousand Ordinary Shares at an exercise price of NIS 3 (approximately $0.8 at the grant date). These options expire 18 months after their grant date and are fully vested as of their grant date. The Company recorded in its statement of operations an expense of USD 2, included in general and administrative expenses, in respect of the portion of such grant allocated to the instruments issued in the May 2016 private placement that were recorded in liabilities. In respect of the portion of such grant allocated to the instruments issued in May 2016 private placement that were recorded in equity, the relating compensation costs were recorded in equity with no impact on the statement of operations.

F-17

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 9 -	SHAREHOLDERS' EQUITY (Cont.)

B.	Issuance of shares, warrants and options (Cont.)

2.	Shares and warrants to investors and service providers (Cont.)

(5)	On September 30, 2016, the Company granted to an intermediator in its October 2016 private placement 151 thousand Warrants E to purchase 151 thousand Ordinary Shares at an exercise price of NIS 3 (approximately $0.8 at the grant date). These options expire 36 months after their grant date and are fully vested as of their grant date. The Company recorded in its statement of operations an expense of USD 1, included in general and administrative expenses, in respect of the portion of such grant allocated to the instruments issued in the October 2016 private placement that were recorded in liabilities. In respect of the portion of such grant allocated to the instruments issued in the March 1 private placement that were recorded in equity, the relating compensation costs were recorded in equity with no impact on the statement of operations.

3.	Shares and options to employees

On April 17, 2016, the Company granted to its chief financial officer options to purchase an aggregate of 1,794,205 Ordinary Shares at an exercise price of $0.08 per share. The options vest over 10 quarters until fully vested on June 30, 2018. The Company recorded in its statement of operations an expense of USD 259 in respect of such grant, included in general and administrative expenses.

4.	Share Based Compensation Expense:

The total share-based compensation expense, related to shares, options and warrants granted to employees and service providers was comprised, at each period, as follows:

	Year ended December 31,
	2014	2015	2016
	USD in thousands

General and administrative	—	—	346
Total share-based compensation expense	—	—	346

NOTE 10 -	RESEARCH AND DEVELOPMENT

	Year ended December 31,
	2014	2015	2016
	USD in thousands

Payroll and related expenses	195	107	221
Subcontracted work and consulting	23	17	588
Other	15	7	95
	233	131	904

F-18

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 11 -	GENERAL AND ADMINISTRATIVE

	Year ended December 31,
	2014	2015	2016
	USD in thousands

Payroll and related expenses	15	15	815
Share-based payment	—	—	59
Professional services	3	4	829
Directors fees and insurance	—	—	93
Travel expenses	4	2	36
Rent and office maintenance	10	4	90
Consultation fees to a related party	—	—	470
Other	3	1	235
	35	26	2,627

NOTE 12 -	TAXES ON INCOME

A.	The Company is subject to income taxes under Israeli tax laws:

1.	Corporate tax rates in Israel

The Israeli corporate tax rate was 26.5% in the years 2015 and 2014 and 25% for year 2016.

2.	As of December 31, 2015, the Company generated net operation losses of approximately USD 1,440, which may be carried forward and offset against taxable income in the future for an indefinite period.

3.	The Company is still in its development stage and has not yet generated revenues, therefore, it is more likely than not that sufficient taxable income will not be available for the tax losses to be utilized in the future. Therefore, a valuation allowance was recorded to reduce the deferred tax assets to its recoverable amounts.

	December 31,
	2014	2015	2016
	USD in thousands
Deferred tax assets:
Deferred taxes due to carryforward losses	341	382	1,372
	341	382	1,372

Valuation allowance	(341)	(382)	(1,372)
Net deferred tax asset	—	—	—

4.	The Company has no uncertain tax positions and foreign sources of income.

F-19

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 13 -	FINANCIAL INCOME NET

	Year ended December 31,
	2014	2015	2016
	USD in thousands

Revaluation of securities classified as trading, net	—	—	39
Change in fair value of warrants	—	—	1,847
Exchange rate differences	—	—	70
Other	—	—	(6)
	—	—	1,950

NOTE 14 -	TRANSACTIONS AND BALANCES WITH INTERESTED AND RELATED PARTIES

A.	Transactions:

	Year ended December 31,
	2014	2015	2016
	USD in thousands

Payroll and related expenses	—	—	503
Commission paid to former controlling shareholder	—	—	429
Directors fees and insurance	—	—	52
Subcontracted work and consulting	—	—	588
	—	—	1,572

B.	Balances:

	As of December 31,
	2015	2016
	USD in thousands

Other accounts payable	—	90
	—	90

NOTE 15 -	SUBSEQUENT EVENTS

A.	On January 26, 2017, the Company granted to three of its directors options to purchase an aggregate of 300,000 Ordinary Shares, each, at an exercise price of NIS 1.95 (approximately $0.52 per share at the grant date). The options vest over the next 11 quarters until fully vested on September 30, 2019.

B.	On February 1, 2017, the Company granted to two service providers 380,000 options to purchase 380,000 Ordinary Shares at an exercise price of NIS 1.95 (approximately $0.52 per share at the grant date). The options vest over the next 11 quarters until fully vested on September 30, 2019.

F-20

Foresight Autonomous Holdings Ltd.

Notes to the consolidated financial statements

(dollars in thousands, except per share data)

NOTE 15 -	SUBSEQUENT EVENTS (Cont.)

C.	On December 28, 2016, the Company signed a compromise agreement with the Israeli VAT authorities, under which the company agreed to pay back VAT amounts relating to the years 2012-2016. As a result, on December 31, 2016, the Company recorded in its statement of operations an expense of approximately USD 170 included in general and administrative expenses.

D.	During March and April 2017 the Company raised USD 11,665 (gross) through three private placements of its Ordinary Shares. The Company issued as follows:

(a)	a total of 12,363,413 Ordinary Shares, (NIS 1.90 per share, approximately $0.52 per share) and an aggregate of 12,784,331 Warrants F to purchase 1 Ordinary Share for every share purchased in the private placement at an exercise price of USD 0.80 per share which are exercisable until the 24 month anniversary of the date of issuance.
(b)	a total of 6,580,945 Ordinary Shares, (NIS 2.10 per share, approximately $0.58 per share) and an aggregate of 6,736,183 Warrants F to purchase 1 Ordinary Share for every share purchased in the private placement at an exercise price of USD 0.80 per share which are exercisable until the 24 month anniversary of the date of issuance.
(c)	a total of 2,083,332 Ordinary Shares, (NIS 2.40 per share, approximately $0.66 per share) and an aggregate of 1,051,665 Warrants G to purchase 1 Ordinary Share for every share purchased in the private placement at an exercise price of USD 0.95 per share which are exercisable until the 18 month anniversary of the date of issuance.

After deducting closing costs and fees, the Company received proceeds of approximately USD 10,751, net of issuance expenses.

F-21

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on Form 20-F filed on its behalf.

FORESIGHT AUTONOMOUS HOLDINGS LTD.

Date: April 19, 2017	By:	/s/ Haim Siboni
Haim Siboni
Chief Executive Officer